
09010687


VSE CORPORATION
50th
Anniversary

Proud of Our Past.

Excited About Our Future.

2008 VSE Annual Report and Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008 Commission File Number: 0-3676

VSE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	54-0649263
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2550 Huntington Avenue Alexandria, Virginia	22303-1499	www.vsecorp.com
(Address of Principal Executive Offices)	(Zip Code)	(Webpage)

Registrant's Telephone Number, Including Area Code: (703) 960-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.05 per share	The NASDAQ Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [x] Non-accelerated filer [ ]
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of outstanding voting stock held by nonaffiliates of the Registrant as of June 30, 2008, was approximately $100.7 million based on the last reported sales price of the Registrant's common stock on the Nasdaq National Market as of that date.

Number of shares of Common Stock outstanding as of March 3, 2009: 5,104,842.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on May 5, 2009, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

Forward Looking Statements

This filing contains statements which, to the extent they are not recitations of historical fact, constitute "forward looking statements" under federal securities laws. All such statements are intended to be subject to the safe harbor protection provided by applicable securities laws. For discussions identifying some important factors that could cause actual VSE Corporation ("VSE," the "Company," "us," "our," or "we") results to differ materially from those anticipated in the forward looking statements contained in this filing, see VSE's "Narrative Description of Business" (Items 1, 1A, 2 and 3), and "Management's Discussion and Analysis." Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company subsequent to this Annual Report on Form 10-K and any Current Reports on Form 8-K filed by the Company.

ITEM 1. Business

(a) General Background

VSE Corporation was incorporated in Delaware in 1959 and serves as a centralized management and consolidating entity for our business operations. Our business operations are managed under groups that consist of one or more unincorporated divisions or wholly owned VSE subsidiaries that perform our work. Our Federal Group consists of our Communications and Engineering Division ("CED"), Engineering and Logistics Division ("ELD"), Field Support Services Division ("FSS"), Management Sciences Division ("MSD"), and Systems Engineering Division ("SED"). Our International Group consists of our BAV Division ("BAV"), Coast Guard Division ("VCG"), and Fleet Maintenance Division ("FMD"). Our IT, Energy and Management Consulting Group consists of our wholly owned subsidiaries Energetics Incorporated ("Energetics") and G&B Solutions, Inc. ("G&B"). Our Infrastructure Group consists of our wholly owned subsidiary Integrated Concepts and Research Corporation ("ICRC"). The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only.

Our business operations consist primarily of diversified program management, logistics, engineering, IT, construction program and consulting services performed on a contract basis. Almost all of our contracts are with agencies of the United States Government (the "government") and other government prime contractors. Our customers also include non-government organizations and commercial entities.

We seek to provide our customers with competitive, cost-effective solutions to specific problems. These problems generally require a detailed technical knowledge of materials, processes, functional characteristics, information systems, technology and products and an in-depth understanding of the basic requirements for effective systems and equipment.

(b) Financial Information

Our operations are conducted within four reportable segments aligned with our management groups: 1) Federal, which generated approximately 64% of our revenues in 2008; 2) International, which generated approximately 21% of our revenues in 2008; 3) IT, Energy and Management Consulting, which generated approximately 5% of our revenues in 2008; and 4) Infrastructure, which generated approximately 10% of our revenues in 2008. Additional financial information for our reportable segments appears in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

(c) Description of Business

Services and Products

Our services include a broad array of capabilities and resources that support military, federal civil, and other government systems, equipment and processes. We are focused on creating, sustaining and improving the systems, equipment and processes of government through core offerings in program management, logistics, engineering, IT, construction program, and consulting services.

Typical projects include sustaining engineering support for military vehicles and combat trailers; military equipment refurbishment and modification; military vehicle ballistic protection systems; ship maintenance, repair, overhaul planning and follow-on technical support; logistics management support; machinery condition analysis; specification preparation for ship alterations and repairs; ship force crew training; life cycle support for ships; ship communication systems; energy conservation and advanced technology demonstration projects; technical data package preparation; multimedia, computer local area network ("LAN"), and telecommunications systems; cross-platform technical data; product data; technical manual development and support; information technology management consulting, services, and solutions; and large-scale port engineering development and construction management.

See Item 7 "Management's Discussion and Analysis of Financial Information and Results of Operation" for more information regarding VSE's business.

Contracts

Depending on solicitation requirements and other factors, we offer our professional and technical services and products through various competitive contract arrangements and business units which are responsive to customer requirements and which may also provide an opportunity for diversification. Such arrangements may include prime contracts, subcontracts, cooperative arrangements, joint ventures, General Services Administration ("GSA") schedules, dedicated cost centers (divisions) and subsidiaries. Some of the contracts permit the contracting agency to issue delivery orders or task orders in an expeditious manner to satisfy relatively short-term requirements for engineering and technical services.

Almost all of our revenues are derived from contract services performed for Department of Defense ("DoD") agencies or for Federal Civil agencies. The U.S. Army, Army Reserve and U.S. Navy are our largest customers. Other significant customers include the Department of Treasury, the Department of Transportation, the Department of Energy and the Department of Interior. To a lesser degree, our customers also include various other government agencies, non-government organizations, and commercial entities.

Revenues by Customer
(Dollars in Thousands)

	2008		2007		2006	
Customer	Revenues	%	Revenues	%	Revenues	%
U.S. Army/Army Reserve	$625,237	59.9	$344,296	52.7	$174,473	48.0
U.S. Navy	195,792	18.8	189,534	29.0	164,788	45.3
U.S. Air Force	10,720	1.0	4,628	0.7	4,579	1.2
Total - DoD	831,749	79.7	538,458	82.4	343,840	94.5
Department of Transportation	89,873	8.6	30,977	4.7	-	0.0
Department of U.S. Treasury	57,021	5.5	55,020	8.4	2,392	0.7
Department of Interior	19,156	1.8	1,053	0.2	-	0.0
Department of Energy	12,812	1.2	10,537	1.6	9,420	2.5
Other government	29,748	2.9	11,427	1.8	5,683	1.6
Total - Federal Civil Agencies	208,610	20.0	109,014	16.7	17,495	4.8
Commercial	3,376	0.3	5,692	0.9	2,399	0.7
Total	$1,043,735	100.0	$653,164	100.0	$363,734	100.0

The government's procurement practices sometimes include the bundling of various work efforts under large comprehensive management contracts ("omnibus"). As a result, the growth opportunities available to us can occur in large, unpredictable increments. We have pursued these larger efforts by assembling teams of subcontractors to offer the range of technical competencies required by these omnibus contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as on work performed by our own personnel. As a result, the use of such teaming arrangements may lower our overall profit margins in some years. Although the government's practice of using omnibus multiple award contracts is expected to continue, we also have opportunities to compete for other contracts requiring our specific areas of expertise. We are positioned to pursue these opportunities while continuing to use subcontractor teams to compete for the omnibus contracts.

Our contracts with the government are typically cost plus fee, time and materials, or fixed-price contracts. Revenues result from work performed on these contracts by our own employees and from pass-through of costs for work performed by our subcontractors and for materials. Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees are earned.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the cost of materials used in performance on the contract. Profits or losses on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On some fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, typically ratably over the service period. Revenues on fixed-price service contracts are recorded as work is performed, typically ratably over the service period. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Backlog

Funded backlog for government contracts represents a measure of our potential future revenues. Funded backlog is defined as the total value of contracts that has been appropriated and funded by the procuring agencies, less the amount of revenues that have already been recognized on such contracts. Our funded backlog as of December 31, 2008, is approximately $567 million. Funded backlog as of December 31, 2007 and 2006 was approximately $408 million and $299 million, respectively. The increases in funded backlog during these years are due to increases in funding on our existing programs and the funding received on new programs. Changes in funded backlog on contracts are sometimes unpredictable due to uncertainties associated with changing government program priorities and the ultimate availability of funds.

In addition to the funded backlog levels, we have contract ceiling amounts available for use on multiple award, indefinite delivery, indefinite quantity contracts with the U.S. Army, U.S. Air force, and U.S. Navy. While these contracts increase the opportunities available to us to pursue future work, the amount of future work is not determinable until delivery orders are placed on the contracts. Additionally, these delivery orders must be funded by the procuring agencies before we can perform work and begin earning revenues from them.

Marketing

Our marketing activities are led by our Corporate Vice President of Marketing and performed by our professional staff of engineers, analysts, program managers, contract administrators and other personnel. These activities are centrally coordinated through our Corporate Marketing Department. Information concerning new programs and requirements becomes available in the course of contract performance, through formal and informal briefings, from participation in professional organizations, and from literature published by the government, trade associations, professional organizations and commercial entities.

Personnel

Services are provided by our staff of professional and technical personnel having high levels of education, experience, training and skills. As of December 31, 2008, we had 1,920 employees, an increase from 1,223 over the prior year. Principal categories include (a) engineers and technicians in mechanical, electronic, chemical, industrial, energy and environmental services, (b) information technology professionals in computer systems, applications and products, configuration, change and data management disciplines, (c) technical editors and writers, (d) multimedia and computer design engineers, (e) graphic designers and technicians, (f) logisticians, and (g) construction and environmental specialists. The expertise required by our customers also frequently includes knowledge of government administrative procedures. Many of our employees have had experience as government employees or have served in the U.S. Armed Forces.

Competition

The professional and technical services industry in which we are engaged is very competitive. There are numerous other organizations, including large, diversified firms with greater financial resources and larger technical staffs that are capable of providing the same services offered by us. These companies may be publicly owned or privately held or may be divisions of much larger organizations, including large manufacturing corporations.

Government agencies have emphasized awarding contracts on a competitive basis as opposed to a sole source or other non-competitive basis. Most of the significant contracts that we currently perform were either initially awarded on a competitive basis or have been renewed at least once on a competitive basis. Government agencies also order work through contracts awarded by GSA. GSA provides a schedule of services at fixed prices which may be ordered outside of the solicitation process. We have seven GSA schedule contracts for different classes of services. There is no assurance regarding the level of work we may obtain under these contracts. Government budgets, and in particular the budgets of certain government agencies, can also affect competition in our business. A reallocation of government spending priorities or a general decline in government budgets can result in lower levels of potential business, thereby intensifying competition.

It is not possible to predict the extent and range of competition that we will encounter as a result of changing economic or competitive conditions, customer requirements or technological developments. We believe the principal competitive factors for our business are technical and financial qualifications, past performance and low price.

Government acquisition policies and procedures often emphasize factors that can present challenges to our efforts to win new business, and may make it difficult for us to qualify as a potential bidder. For example, past performance may be used to exclude entrance into new government markets, and multiple-award schedules may result in unequal contract awards between successful contractors.

Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. They are available free of charge through our website www.vsecorp.com as soon as reasonably practicable after the reports are electronically filed with the Securities and Exchange Commission ("SEC").

ITEM 1A. Risk Factors

Our future results may differ materially from past results and from those projected in the forward-looking statements contained in this Form 10-K due to various uncertainties and risks, including but not limited to those set forth below, one-time events and other important factors disclosed previously and from time to time in other filings with the SEC.

Our work on large program efforts presents a risk to revenue and profit growth and sustainability.

The eventual expiration of such programs, or the loss of or disruption of revenues on a single contract, presents the potential for a sudden drop in revenues and profits. The loss of these revenues could further erode profits on our remaining programs that would have to absorb a larger portion of the fixed corporate costs previously allocated to the expiring programs or discontinued contract work.

One recent contract action may present us with this risk. The U. S. Army informed us in January 2009 that they would not consider our proposal for a new contract to succeed our current R2 Program contract. We protested this decision and in February 2009, we were informed that our protest was dismissed based on the protest being premature. The notice of dismissal states the U.S. Army was entitled to delay debriefing bidders until after the award of the successor contract is granted. The U.S. Army was also encouraged to provide us a comprehensive post-award debriefing in accordance with applicable regulations. We are evaluating our options regarding this matter, including the filing of a protest after the award of the successor contract.

Federal procurement directives could result in a loss of work on current programs to set-asides and omnibus contracts.

Our business with the government is subject to the risk that one or more of our potential contracts or contract extensions may be awarded by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs administered by the Small Business Administration, or may be bundled into omnibus contracts for very large businesses. These risks can potentially have an adverse effect on our revenue growth and profit margins.

Funding uncertainties for federal programs could adversely affect our ability to continue work on our government contracts.

Government contract business is subject to funding delays, terminations, reductions, extensions, and moratoriums caused by political and administrative disagreements within the government. To date, the effect of such negotiations and disagreements has not been material, but no assurances can be given about such risks with respect to future years.

Global economic conditions and political factors could adversely affect revenues on current programs.

Revenues from our CED Army Equipment Support, CED Assured Mobility Systems Program, BAV Ship Transfer and other programs for which work is performed in foreign countries are subject to political risks posed by the ongoing conflicts in the Middle East and potential terrorist activity. A significant amount of our revenues in recent years has resulted from the U.S. military involvement in Iraq and Afghanistan, and an end to such U.S. military involvement in the future could cause a decrease in our revenues. Similarly, a change in the political landscape in Egypt or other client countries could cause a decrease in our revenues. International tensions can also affect our work by FMD on U.S. Navy ships when they are deployed outside of U.S. Navy facilities and are unavailable for maintenance work during those times. Adverse results arising from these global economic and political risks could have a material adverse impact on our results of operations.

We are exposed to contractual and financial liabilities if our subcontractors do not perform satisfactorily.

A large percentage of our contract work is performed by subcontractors, which raises certain government compliance, performance and financial risks. While subcontractor terms generally specify the terms and performance for which the subcontractor is liable to us, if any unsatisfactory performance or compliance failure occurs on the part of subcontractors, we must still bear the cost to remedy these deficiencies on our prime contracts.

Investments in facilities could cause losses if certain work efforts are disrupted or discontinued.

We have made investments in facilities and lease commitments to support specific business programs, work requirements, or service offerings. A slowing or disruption of these business programs, work requirements, or service offerings that results in operating at less than intended levels could cause us to suffer financial losses.

Environmental and pollution risks could potentially impact our financial results.

We are exposed to certain environmental and pollution risks due to the nature of some of the contract work we perform. Costs associated with pollution clean up efforts could potentially have an adverse impact on financial results.

As a Government contractor, we are subject to a number of procurement rules and regulations that could expose us to potential liabilities or loss of work.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of Government contracts. Additionally, we are responsible for subcontractor compliance with these laws and regulations. Government contract laws and regulations affect how we do business with our customers and, in some instances, impose added costs to us. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of contracts or debarment from bidding on contracts.

In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the U.S. Government may terminate any government contract or subcontract at their convenience, as well as for default based on performance. Upon termination for convenience of a fixed-price type contract, we would normally be entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss. Upon termination for convenience of a cost-type contract, we would normally be entitled to reimbursement of allowable costs plus a portion of the fee. Such allowable costs would include the cost to terminate agreements with suppliers and subcontractors. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation.

A termination for default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and orders. In addition, the Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of services provided by us as a subcontractor.

Our business could be adversely affected by a negative audit by the Government.

Government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The Government also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the Government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made.

Our earnings and margins may vary based on the mix of contracts and programs.

Our business includes both cost-type and fixed-price contracts. Cost-type contracts generally have lower profit margins than fixed-price contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as compared to work performed by our own personnel. The use of subcontractors and large material purchases may lower our overall profit margins in some years.

We use estimates in accounting for our programs. Changes in estimates could affect future financial results.

We use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include contract disallowance and self insured health claims, and estimated cost to complete on certain fixed-price contracts.

New accounting standards could result in changes to our methods of quantifying and recording accounting transactions, and could affect financial results and financial position.

Changes to Generally Accepted Accounting Principles in the United States ("GAAP") arise from new and revised standards, interpretations and other guidance issued by the Financial Accounting Standards Board, the SEC, and others. The effects of such changes may include prescribing an accounting method where none had been previously specified, prescribing a single acceptable method of accounting from among several acceptable methods that currently exist, or revoking the acceptability of a current method and replacing it with an entirely different method, among others. These changes could result in unanticipated effects on results of operations, financial position and other financial measures.

The nature of our operations and significant increases in revenues in recent years present certain challenges related to work force management.

Our financial performance is heavily dependent on the abilities of our administrative and operating staffs with respect to technical skills, operating performance, pricing, cost management, and administrative and compliance efforts. A wider diversity of contract types, nature of work, work locations, and increased legal and regulatory complexities means that our staff and skill sets are spread much thinner than in years prior to our rapid growth. Failure to attract or retain an adequately skilled workforce, lack of knowledge or training in critical functions, or inadequate staffing levels can lead to lost work, reduced profit margins, and losses from cost overruns or performance deficiencies.

ITEM 1B. Unresolved Staff Comments

None

ITEM 2. Properties

Our principal executive and administrative offices are located in a five-story building in Alexandria, Virginia, leased by us through April 30, 2013. This building contains approximately 127,000 square feet of engineering, shop, and administrative space. We also provide services and products from approximately 36 leased facilities located near customer sites to facilitate communications and enhance project performance. These facilities are generally occupied under short-term leases and currently include a total of approximately 1.5 million square feet of office and warehouse space. Our employees often provide services at customer facilities, limiting our requirement for additional space. We also provide services from several locations outside of the United States, generally at foreign shipyards or U.S. military installations.

We own and operate two facilities in Ladysmith, Virginia. One of these properties consists of approximately 45 acres of land and multiple storage and vehicle maintenance buildings totaling approximately 57,000 square feet of space. The other property consists of 30 acres of land and buildings totaling approximately 13,500 square feet of space. We use these properties primarily to provide storage, maintenance and refurbishment services for military equipment and to supplement our Alexandria, Virginia, office and shop facilities.

ITEM 3. Legal Proceedings

We have, in the normal course of business, certain claims, including legal proceedings, against us and against other parties. In our opinion, the resolution of these claims will not have a material adverse effect on our results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our stockholders, through the solicitation of proxies or otherwise, during the three-month period ended December 31, 2008.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information concerning VSE's executive officers as of February 20, 2009. Each person named has served as an executive officer of VSE, or has served in a similar executive capacity in VSE, for more than the past five years, except for Messrs. Gauthier, Hollstein, Kiernan, Lexo, Reed, Williams, and Ms. Williams (no family relationship). The executive officers are appointed annually to serve until the first meeting of VSE's Board of Directors (the "Board") following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

Name	Age	Position with Registrant
Thomas G. Dacus	63	Executive Vice President and President, Federal Group
Donald M. Ervine	72	Executive Chairman of the Board of Directors
Maurice A. Gauthier	61	Director, Chief Executive Officer, President and Chief Operating Officer
Michael E. Hamerly	63	Executive Vice President and President, International Group
Randy W. Hollstein	52	Vice President - Marketing
Thomas M. Kiernan	41	Vice President, General Counsel and Assistant Secretary
James M. Knowlton	66	Executive Vice President, International Group
James W. Lexo, Jr.	60	Executive Vice President, Strategic Planning and Business Initiatives and Chief Executive Officer and Vice Chairman of the Board of Directors, ICRC
Thomas R. Loftus	53	Executive Vice President and Chief Financial Officer
James E. Reed	60	President, IT, Energy and Management Consulting Group
Craig S. Weber	64	Executive Vice President and Secretary
Carl E. Williams	56	President, Infrastructure Group
Crystal R. Williams	45	Vice President - Contracts

Mr. Gauthier joined VSE in April 2008 as Chief Executive Officer, President and Chief Operating Officer. He was elected as a VSE director by the Board on February 23, 2009. Mr. Gauthier completed a distinguished military career of over 28 years of service, retiring in 1997 as a Navy Captain and board certified Department of Defense Major Program Manager. Mr. Gauthier worked for VSE from October 1997 through February 1999 as Vice President and Chief Technology Officer, and as Director of Strategic Planning and Business Development, before joining the Nichols Research Corporation Navy Group as its President. With the acquisition of Nichols Research Corporation by Computer Sciences Corporation ("CSC") in 1999, Mr. Gauthier served as Vice President of CSC's Advanced Marine Center. His most recent assignment with CSC was as Vice President and General Manager of CSC's Navy and Marine Corps Business Unit where he was responsible for the overall leadership and financial performance of a 2,500-person organization providing systems engineering, technical, information technology and telecommunications support to U.S. Navy and Marine Corps customers. Mr. Gauthier earned a Bachelor of Science degree at the U.S.

Naval Academy in 1969. He received a Master of Science degree in Systems Engineering in 1976 from the U.S. Naval Postgraduate School, Monterey, CA. He is a graduate of the Defense Acquisition University's Defense Systems Management College (1988) and of the Advanced Executive Program (1993) and the International Marketing Program (1994) offered by the Kellogg Graduate School of Management at Northwestern University.

Mr. Hollstein joined VSE in August 2008 as Corporate Vice President of Marketing. Mr. Hollstein has over 30 years of experience as a naval officer and defense industry professional. Mr. Hollstein served in the U.S. Navy as a surface warfare officer before leaving to join industry. He has worked in several leading companies at increasing levels of responsibility in program management, government relations and business development. Before joining VSE, Mr. Hollstein was Senior Director of Business Development for Maersk Line, Limited where he was responsible for all business development activities related to maritime and maritime security opportunities. In prior assignments at other companies, he has been responsible for business development with Navy, Marine Corps, Coast Guard and Army clients and for developing new business with other government agencies including DHS, MDA, NOAA and DFAS. His marketing experience encompasses both products and services. Mr. Hollstein is a 1978 graduate of Babson College in Wellesley, Massachusetts, where he earned a Bachelor of Science degree in Business Management.

Mr. Kiernan joined VSE in November 2008 as Vice President, General Counsel, and Assistant Secretary. Prior to joining VSE, Mr. Kiernan served as Vice President, General Counsel and Secretary for Intelsat General Corporation (2003-2008), a subsidiary of Intelsat, Ltd. serving Government and commercial customers. At Intelsat General Corporation, Mr. Kiernan was responsible for managing legal and regulatory compliance and directing the administration support group, including human resources, security and contracts. Prior to joining Intelsat General Corporation, Mr. Kiernan served as a member of the Intelsat, Ltd., Office of General Counsel (2000-2003) where he was responsible for legal support for satellite and launch programs, as well as for real estate, procurement and intellectual property issues. Prior to joining Intelsat, Mr. Kiernan served as corporate counsel for SRA Life Sciences (1994-2000), a technology consulting services company supporting the U.S. Departments of Defense and Energy, the EPA, and Federal health agencies. Mr. Kiernan is a graduate of Virginia Tech University (B.A., Political Science, 1990) and George Mason University School of Law (J.D., 1994). He is a member of the Virginia State Bar.

Mr. Lexo joined VSE in 2007 as Executive Vice President of Strategic Planning and Business Initiatives, as well as Chief Executive Officer and Vice Chairman of the Board of Directors of VSE's wholly owned subsidiary ICRC. Mr. Lexo has served as Chief Executive Officer of ICRC since 1996.

Mr. Reed joined VSE in 2005 as Chief Operating Officer of VSE's wholly owned subsidiary Energetics, and since April, 2005, he has served as Energetics' President. Mr. Reed was a founder of Energetics in 1979 and served as an officer of Energetics from 1979 to 2001. He provided senior-level consulting services to government and private clients as a sole proprietor during the period 2001 through 2004. Mr. Reed is a Registered Professional Engineer in Maryland. He was appointed President of VSE's IT, Energy and Management Consulting Group in 2008.

Mr. Carl Williams joined VSE in 2007 as President and Chief Operating Officer of ICRC. Mr. Williams completed 23 years of service in the U.S. Navy, retiring as Commander. He joined ICRC as its Executive Vice President of Operations in 2000 and has served as Chief Operating Officer of ICRC since 2003. Mr. Williams was appointed President of VSE's Infrastructure Group in 2008.

Ms. Crystal Williams joined VSE in December 2008 as Corporate Vice President - Contracts. Prior to joining VSE, Ms. Williams was Contracts Director for the North American Public Sector at CSC. She began her CSC career in 1994. Prior to joining CSC, Ms. Williams provided contract administration services at ICF Kaiser International and at Dynamic Concepts Inc. Ms. Williams is a graduate of George Mason University (B.S., Public Administration, 1986) and has earned continuing education credits in contracts and marketing at the American Graduate University and at George Mason University, Continuing Education.

Mr. Knowlton resigned as President, International Group, effective January 5, 2009. He continues to support VSE business development efforts and is planning to retire in mid-2009, completing more than 25 years of service to the Company.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Market Information

VSE common stock, par value $.05 per share, is traded on the Nasdaq Global Select Market, trading symbol, "VSEC," Newspaper listing, "VSE."

The following table sets forth the range of high and low sales price (based on information reported by the Nasdaq Global Select Market) and cash dividend per share information for our common stock for each quarter and annually during the last two years.

Quarter Ended	High	Low	Dividends
2007:			
March 31	$46.81	$33.31	$.035
June 30	68.00	33.67	.040
September 30	56.77	33.48	.040
December 31	63.00	45.54	.040
For the Year	$68.00	$33.31	$.155
2008:			
March 31	$49.69	$22.72	$.040
June 30	35.46	27.50	.045
September 30	43.00	24.86	.045
December 31	40.32	23.00	.045
For the Year	$49.69	$22.72	$.175

(b) Holders

As of February 6, 2009, VSE common stock, par value $.05 per share, was held by approximately 322 stockholders of record. The number of stockholders of record is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers or nominees.

(c) Dividends

In 2007 cash dividends were declared quarterly at the annual rate of $.14 per share through March 31, 2007, and at the annual rate of $.16 per share commencing June 11, 2007.

In 2008 cash dividends were declared quarterly at the annual rate of $.16 per share through March 31, 2008, and at the annual rate of $.18 per share commencing June 3, 2008.

Pursuant to our bank loan agreement (see Note 7 of "Notes to Consolidated Financial Statements"), the payment of cash dividends is subject to annual rate restrictions. We have paid cash dividends each year since 1973.

(d) Equity Compensation Plan Information

Compensation Plans

We have three compensation plans approved by our stockholders under which our equity securities are authorized for issuance to employees and directors: (i) The VSE Corporation 2004 Stock Option Plan, (ii) the VSE Corporation 2004 Non-employee Directors Stock Plan and (iii) the VSE Corporation 2006 Restricted Stock Plan.

In December 2005, the Board directed VSE to discontinue, until and unless the Board determined otherwise, awarding options, both discretionary and nondiscretionary, to purchase VSE's common stock, under VSE's 2004 Stock Option Plan (the "2004 Plan"). The options outstanding under the 2004 Plan and predecessor 1998 Stock Option Plan were not affected by this Board action.

The following table provides information about our equity compensation plans as of December 31, 2008:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a))(1)(2) (c)
Equity compensation plans approved by stockholders	41,500	$12.59	803,314
Equity compensation plan not approved by stockholders	-	-	5,831
Total	41,500	$12.59	809,145

(1) At December 31, 2008, 575,000, and 228,314 shares of VSE common stock were available under the 2004 Stock Option Plan, the 2004 Non-employee Directors Stock Plan and the 2006 Restricted Stock Plan, respectively.

(2) Includes 5,831 shares of VSE common stock, with subsequent vesting and issuance dates, awarded to Maurice A. Gauthier on April 28, 2008, as an inducement material to Mr. Gauthier entering into an employment agreement with VSE to become VSE's Chief Executive Officer and President. Such issuance of common stock was approved by a majority of VSE's independent directors. Subject to the term of Mr. Gauthier's Employment Agreement not having terminated, the Employment Agreement provides for vesting and issuance dates for the 5,831 shares as follows: 25% of the shares will be vested and issued to Mr. Gauthier on April 28 of 2009 and 2010, and 50% of the shares will be vested and issued to Mr. Gauthier on April 28, 2011.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of VSE common stock with (a) a performance index for the broad market (NASDAQ Global Select Market) in which VSE common stock is traded and (b) a published industry index. VSE common stock is traded on the NASDAQ Global Select Market, and our industry group is engineering and technical services (formerly SIC Code 8711). Accordingly, the performance graph compares the cumulative total return for VSE common stock with (a) an index for the NASDAQ Global Select Market (U.S. companies) ("NASDAQ Index") and (b) a published industry index for SIC Code 8711 ("Industry Index").

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among VSE Corporation, The NASDAQ Composite Index
And A Peer Group


$800
$700
$600
$500
$400
$300
$200
$100
$0
12/03
12/04
12/05
12/06
12/07
12/08

VSE Corporation — NASDAQ Composite — Peer Group

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

* Total return assumes reinvestment of dividends and assumes $100 invested on December 31, 2003, in VSE common stock, the NASDAQ Composite, and the Peer Group.

Performance Graph Table

	2003	2004	2005	2006	2007	2008
VSE	100	192	323	262	759	613
NASDAQ Composite	100	110	113	127	138	80
Peer Group	100	114	167	208	429	207

ITEM 6. Selected Financial Data

(In thousands, except per share data)

	Years ended December 31,				
	2008	2007	2006	2005	2004
Revenues	$1,043,735	$653,164	$363,734	$280,139	$216,011
Net income	$ 19,040	$ 14,102	$ 7,789	$ 6,169	$ 3,444
Basic earnings per share	$ 3.75	$ 2.85	$ 1.64	$ 1.33	$ .77
Diluted earnings per share	$ 3.74	$ 2.82	$ 1.61	$ 1.29	$ .75
Working capital	$ 24,179	$ 24,756	$ 25,646	$ 22,028	$ 15,748
Total assets	$ 275,966	$171,771	$ 98,535	$ 73,833	$ 60,352
Stockholders' equity	$ 76,123	$ 56,376	$ 38,236	$ 30,151	$ 23,043
Cash dividends per common share	$ 0.175	$ 0.155	$ 0.14	$ 0.12	$ 0.10

This consolidated summary of selected financial data should be read in conjunction with Management's Discussion and Analysis of the Financial Condition and Results of Operations included in Item 7 of this Form 10-K and with the Consolidated Financial Statements and related Notes included in Item 8 in this Form 10-K. The historical results set forth in this Item 6 are not necessarily indicative of the results of operations to be expected in the future.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Organization

Our business operations consist primarily of diversified program management, logistics, engineering, IT, construction program and consulting services performed on a contract basis. Substantially all of our contracts are with government agencies and other government prime contractors.

Our business operations are managed under groups that consist of one or more divisions or wholly owned VSE subsidiaries that perform our work. Our Federal Group consists of our Communications and Engineering Division ("CED"), Engineering and Logistics Division ("ELD"), Field Support Services Division ("FSS"), Management Sciences Division ("MSD"), and Systems Engineering Division ("SED"). Our International Group consists of our BAV Division ("BAV"), Coast Guard Division ("VCG"), and Fleet Maintenance Division ("FMD"). Our IT, Energy and Management Consulting Group consists of our wholly owned subsidiaries Energetics Incorporated ("Energetics") and G&B Solutions, Inc. ("G&B"). Our Infrastructure Group consists of our wholly owned subsidiary Integrated Concepts and Research Corporation ("ICRC").

Customers and Services

We provide program management, logistics, engineering, IT, construction program, and consulting services to the government, other government prime contractors, and commercial entities. Our largest customer is the U.S. Department of Defense ("DoD"), including agencies of the U.S. Navy, Army and Air Force. We also provide services to various Federal Civil customers.

Revenues by Customer
(Dollars in Thousands)

Customer	2008 Revenues	%	2007 Revenues	%	2006 Revenues	%
U.S. Army/Army Reserve	$625,237	59.9	$344,296	52.7	$174,473	48.0
U.S. Navy	195,792	18.8	189,534	29.0	164,788	45.3
U.S. Air Force	10,720	1.0	4,628	0.7	4,579	1.2
Total - DoD	831,749	79.7	538,458	82.4	343,840	94.5
Department of Transportation	89,873	8.6	30,977	4.7	-	0.0
Department of U.S. Treasury	57,021	5.5	55,020	8.4	2,392	0.7
Department of Interior	19,156	1.8	1,053	0.2	-	0.0
Department of Energy	12,812	1.2	10,537	1.6	9,420	2.5
Other government	29,748	2.9	11,427	1.8	5,683	1.6
Total - Federal Civil Agencies	208,610	20.0	109,014	16.7	17,495	4.8
Commercial	3,376	0.3	5,692	0.9	2,399	0.7
Total	$1,043,735	100.0	$653,164	100.0	$363,734	100.0

Segments

Our operations are conducted within four reportable segments aligned with our management groups: 1) Federal; 2) International; 3) IT, Energy and Management Consulting; and 4) Infrastructure.

Federal Group - Our Federal Group provides engineering, technical, management and integrated logistics support services to U.S. military branches and other government agencies. The divisions in this group include CED, ELD, FSS, MSD and SED.

CED - CED is dedicated to supporting the Army's Communications and Electronics Command ("CECOM") in the management and execution of the Rapid Response ("R2") Program, which supports clients across DoD and the government. CED manages execution of tasks involving research and development, technology insertion, systems integration and engineering, hardware/software fabrication and installation, testing and evaluation, studies and analysis, technical data management, logistics support, training and acquisition support. A large portion of our current work on this program is related to the U.S. military involvement in Iraq and Afghanistan. The contract supporting the R2 Program is scheduled to expire in January 2011.

CED Army Equipment Support Program - Our CED division has a program on its Rapid Response support contract to provide maintenance and logistics services in support of U.S. Army equipment in Iraq and Afghanistan. Our revenues on this program were approximately $320 million for the year ended December 31, 2008 and approximately $219 million for the year ended December 31, 2007. Most of the services on this program are provided by our subcontractor. Profit margins on subcontract work such as this are lower as compared to other programs where work is performed by our own personnel. We provide certain program management services and we are accountable for contract performance and compliance as the prime contractor. Program work on current task orders is scheduled to expire in February 2009.

CED Assured Mobility Systems Program - Our CED division has a program on its Rapid Response support contract to provide technical support services in support of U.S. Army PM Assured Mobility Systems and U.S. Army Tank-automotive and Armaments Command ("TACOM"). Our revenues on this program were approximately $93 million for the year ended December 31, 2008 and approximately $28 million for the year ended December 31, 2007. In January 2009, we were awarded a $389 million follow-on task order on this program for work that will run through January 2011.

RCV Modernization Program - We were awarded a task order on our Rapid Response support contract for a program to provide maintenance work on U.S. Army Route Clearance Vehicles in Kuwait (the "RCV Modernization Program") in September 2008. We expect the initial phase of this program to run for two years under contractual coverage of approximately $194 million.

ELD - ELD provides full life cycle engineering, logistics, maintenance and refurbishment services to extend and enhance the life of existing equipment. ELD principally supports the U.S. Army, Army Reserve and Army National Guard with core competencies in combat and combat service support system conversions, technical research, sustainment and re-engineering, system integration and configuration management.

FSS - We formed FSS in June 2007 to provide worldwide field maintenance and logistics support services for a wide variety of military vehicles and equipment, including performance of organizational, intermediate and specialized depot-level maintenance. FSS principally supports the U.S. Army and Marine Corps by providing specialized Field Service Representatives and Field Support Teams in areas of combat operations and austere environments.

MSD - MSD provides services for product and process improvement, supporting a variety of Government and commercial clients. MSD provides training, consulting, and implementation support in the areas of: Enterprise Excellence, Lean Six Sigma, process and product optimization, project management, leadership quality engineering, Integrated Product and Process Development, and reliability engineering. MSD's services range from individual improvement projects to global organizational change programs.

SED - SED provides comprehensive systems and software engineering, logistics, and prototyping services to DoD. Our services offered through SED principally support U.S. Army, Air Force, and Marine Corps combat and combat support systems. SED's core competencies include: systems technical support, configuration management and life cycle support for wheeled and tracked vehicles and ground support equipment; obsolescence management, service life extension, and technology insertion programs; and technical documentation and data packages.

International Group - Our International Group provides engineering, industrial, logistics and foreign military sales services to the U.S. military and other government agencies. The divisions in this Group include BAV, FMD and VCG.

BAV - Through BAV, we provide assistance to the U.S. Navy in executing its Foreign Military Sales ("FMS") Program for surface ships sold, leased or granted to foreign countries by providing program management, engineering, technical support, logistics services for ship reactivations and transfers and follow-on support. Our expertise includes: ship reactivation/transfer, overhaul and maintenance, follow-on technical support, FMS integrated logistics support, engineering and industrial services, training and spare and repair parts support. The level of revenues and associated profits resulting from fee income generated by this program varies depending on a number of factors, including the timing of ship transfers and associated support services ordered by foreign governments and economic conditions of potential customers worldwide. Changes in the level of activity associated with the Navy's ship transfer program have caused quarterly and annual revenue fluctuations.

FMD - FMD provides global field engineering, logistics, maintenance and information technology services to the U.S. Navy and Air Force, including fleet-wide ship and aircraft support programs. FMD's expertise includes ship repair and modernization, ship systems installations, ordnance engineering and logistics, facility operations, war reserve materials management, aircraft sustainment and maintenance automation and IT systems integration. FMD also provides management, maintenance, storage and disposal support for the U.S. Department of Treasury's seized and forfeited general property program.

Contract Field Teams Program - In July 2008, our FMD division was awarded one of several prime contracts to support the United States Air Force Contract Field Teams ("CFT") Program. The CFT Program awards have a maximum ceiling of approximately $10.12 billion. Under the program, we are providing rapid deployment and long-term support services for a variety of Air Force requirements to maintain, repair and modernize equipment and systems. While our revenues under the contract cannot be predicted; however, the award provides us with the opportunity to compete for and expand our work performed for the Air Force.

VCG - VCG provides the U.S. Coast Guard with FMS support and life cycle support for vessels transferred to foreign governments. VCG's core competencies include pre-transfer joint vessel inspections, reactivations, crew training, transit assistance, heavy-lift contracting, logistics support, technical support and overseas husbandry.

IT, Energy and Management Consulting Group - Our IT, Energy and Management Consulting Group provides technical and consulting services primarily to various civilian government agencies. This group includes Energetics and, as of April 2008, G&B.

Energetics - Energetics provides technical and management support in areas of nuclear energy, technology research, development, demonstration, and consulting services in the field of energy and environmental management. Energetics' expertise lies in state-of-the-art and advanced technology assessment, technical and economic feasibility analysis, technology transfer, R&D program planning, engineering studies, market assessment, strategic resource management, regulatory analysis, environmental compliance and risk management. Customers include the U.S. Department of Energy, including the Office of Nuclear Energy, Science and Technology; the U.S. Department of Homeland Security; and other government agencies and commercial clients.

G&B - G&B is an established information technology provider to many government agencies, including the Departments of Homeland Security, Interior, Labor, Agriculture, Housing and Urban Development, the Social Security Administration, the Pension Benefit Guaranty Corporation, and the National Institutes of Health. G&B's core expertise lies in enterprise architecture development, information assurance/business continuity, program and portfolio management, network IT services and systems design and integration. We acquired G&B in April 2008 for an initial cash purchase price of approximately $19.5 million plus potential additional payments in future years if specified financial targets are achieved. See Note 5 of "Notes to Consolidated Financial Statements" for further discussion of this acquisition.

Infrastructure Group - We formed our Infrastructure Group in the second quarter of 2007, upon acquiring ICRC. We acquired ICRC in June 2007 for an initial cash purchase price of approximately $11.8 million plus potential additional payments in future years if specified financial targets are achieved. See Note 5 of "Notes to Consolidated Financial Statements" for further discussion of this acquisition. ICRC is engaged principally in providing engineering and transportation infrastructure services.

Port of Anchorage Contract - A significant amount of ICRC's revenues and income comes from services performed for the Port of Anchorage in Alaska (the "POA Project"). This intermodal expansion program to provide infrastructure services to the port will significantly expand the size of the port's facilities and allow for larger ships, more dock space, improved cargo flow, improved traffic flow next to the port, more environmentally friendly port operations and other modernization enhancements. Some of the infrastructure services on this project typically cannot be performed during the winter months. The seasonal nature of this work will cause fluctuations in our revenues on this project, with higher revenue levels in summer months and lower revenue levels in winter months. In July 2008, ICRC was awarded a new unrestricted contract to continue work on this program. The contract has an estimated ceiling amount of $704 million, a three-year base period of performance, and four one-year option periods.

Concentration of Revenues
(in thousands)

Source of Revenues	2008 Revenues	%	2007 Revenues	%	2006 Revenues	%
CED Army Equipment Support	$ 319,933	30.7	$218,615	33.5	$106,209	29.2
CED Assured Mobility Systems	92,669	8.9	27,547	4.2	-	-
CED Other	174,442	16.7	47,482	7.3	22,449	6.2
Total CED	587,044	56.3	293,644	45.0	128,658	35.4
POA Project	89,720	8.6	30,674	4.7	-	-
BAV Egypt	49,926	4.8	51,295	7.9	51,446	14.1
BAV Taiwan	12,842	1.2	6,348	1.0	45,729	12.6
BAV Greece	999	0.1	11,312	1.7	5	-
BAV India	55	0.0	38,337	5.9	971	0.3
BAV Other	17,909	1.7	6,432	1.0	8,673	2.4
Total BAV	81,731	7.8	113,724	17.5	106,824	29.4
Treasury Seized Asset Program	55,580	5.3	53,690	8.2	1,345	0.4
Other	229,660	22.0	161,432	24.6	126,907	34.8
Total Revenues	$1,043,735	100.0	$653,164	100.0	$363,734	100.0

Management Outlook

The growth in our revenues and profits during 2008 and 2007 presents us with both challenges and opportunities. Our work in the DoD market increased significantly in 2008 and several efforts within that market remain strong. Our ELD division has expanded its workforce, facilities, capacity to provide services, contractual coverage and funding since its inception, resulting in increases in revenues from these services in 2008 and 2007. Our investment in facilities and personnel to support this work leaves us well positioned to serve DoD's growing need for our equipment refurbishment and sustainment services. We expect further increases in this division's work going forward. Based on congressional approval of certain ship transfers, we expect our BAV division to show increases in ship transfer revenues in 2009 and potentially future years. Our CED Assured Mobility Systems Program is expected to continue to contribute significant revenues through its scheduled expiration in January 2011.

In addition to the growth in some of our current DoD programs, we expect recent new awards to contribute to our revenues and profits going forward. The award of the RCV Maintenance Program gives us a major new source of work over the next two years and a key presence in Kuwait that presents us with the potential for additional work there after. The award of the CFT Program contract gives us the opportunity to increase our services performed for the Air Force.

We also have three other multiyear, multiple award, indefinite delivery, indefinite quantity ("omnibus") contracts that have large nominal ceiling amounts with no funding committed at the time of award. These are the SeaPort Enhanced contract with the U.S. Navy, the Field and Installation Readiness Support Team ("FIRST") Contract with the U.S. Army, and the U.S. Army PEO CS & CSS Omnibus III contract. We are one of several awardees on each contract. While our future revenues from these contracts cannot be predicted with certainty, these contracts provide us with the opportunity to compete for work that could contribute to revenues.

The expansion of current work in our ELD and BAV divisions and the new work arising from the RCV Maintenance and CFT Programs help us to replace certain work efforts that have supported our growth in recent years and have expired or are due to expire. In November 2008, we successfully completed a four-year, $96 million program to provide a protection system, the Tanker Ballistic Protection System ("TBPS"), for vehicles deployed by the U.S. Army in Iraq. The CED Army Equipment Support Program will expire in February 2009, as scheduled.

Additionally, the U.S. Army informed us in January 2009 that they would not consider our proposal for a new contract to succeed our current R2 Program contract. We protested this decision. In February 2009, we were informed that our protest was dismissed by the Department of the Army, Office of Command Counsel, based on the protest being premature. The notice of dismissal states the U.S. Army was entitled to delay debriefing us and the other excluded bidders until after the award of the successor contract is granted. The Command Counsel decision also encouraged the U.S. Army to provide us a comprehensive post-award debriefing in accordance with applicable regulations. We are evaluating our options regarding this matter, including the filing of a protest after the award of the successor contract.

Our challenge over the next two years, should we be unsuccessful in our efforts in challenging our exclusion from this award, will be to replace the R2 Program revenues with other new revenues or to move the work performed through the R2 contract to one of our other contracts. Our other omnibus contracts can be used to accommodate work performed by our employees and subcontractors. A large majority of our revenues on our R2 contract is "pass-through" work performed by subcontractors. Pass-through work included the work on the CED Army Equipment Support Program and the CED Assured Mobility Systems Program. Pass-through revenues generally have lower profit margins than work performed by our own personnel. We expect to continue our work on existing task orders on our current R2 contract through the scheduled contract expiration in January 2011.

We are augmenting our core base of DoD work by emphasizing growth in our non-DoD services. These efforts have included: 1) a renewed emphasis on marketing our Energetics services that has shown favorable results in 2008, 2) work on the Treasury Seized Property Management program, and 3) the acquisitions of ICRC in 2007 and G&B in 2008. We expect these efforts that are directed toward the growth of our work in the Federal Civil marketplace to contribute to overall future revenues growth and financial performance.

We also know there are other risks and uncertainties related to our business. We recognize that 2009 is a government transition year and government spending priorities may change in ways that we cannot predict at this time.

To summarize our outlook, we believe our business prospects are both bright and challenging. The momentum in revenues growth over the last two years and our current backlog is expected to sustain us in 2009. We are confident that the above-mentioned expansion of work in certain service offerings and the newly awarded work in the DoD market; our growing level of work in the Federal Civil marketplace; our increased emphasis on bolstering our marketing efforts in both our DoD and Federal Civil markets; and our continued commitment to grow through acquisitions positions us well to meet the challenge of replacing expiring work beyond 2009 and other risks and uncertainties related to our business.

Bookings and Funded Backlog

Revenues in government contracting businesses are dependent upon contract funding ("Bookings") and funded contract backlog is an indicator of potential future revenues. A summary of our bookings and revenues for the years ended December 31, 2008, 2007 and 2006, and funded contract backlog as of December 31, 2008, 2007 and 2006 is as follows.

	(in millions)		
	2008	2007	2006
Bookings	$1,189	$736	$388
Revenues	$1,044	$653	$364
Funded Backlog	$567	$408	$299

VSE Stock in Employee 401(k) Plan and ESOP Accounts

We have decided that employees should have an opportunity to diversify their 401(k) accounts in the VSE Employee ESOP/401(k) Plan (the "Plan") beginning with our 2008 Plan year. In January 2008, employees were notified that they may elect to transfer any portion of their 401(k) accounts that is invested in VSE common stock into another investment alternative under the Plan. This right extends to all of VSE common stock held under the 401(k) portion of the Plan. In addition, we have decided to terminate and liquidate the ESOP portion of the VSE Corporation Employee ESOP/401(k) Plan, and as elected by the employees, either distribute VSE common stock held in the ESOP accounts to the employees or rollover such VSE common stock into an Individual Retirement Account or employee plan selected by the employee. ESOP VSE common stock was distributed to employees in the third quarter of 2008.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations; a replacement of FASB Statement No. 141," which became effective January 1, 2009. The new standard will replace existing guidance and significantly change accounting and reporting relative to business combinations in consolidated financial statements, including requirements to recognize acquisition-related transaction and post acquisition restructuring costs in results of operations as incurred. SFAS No. 141(R) will be effective for businesses acquired after the effective date.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which became effective January 1, 2008 for all financial assets and liabilities. SFAS No. 157 defines fair value, establishes a market-based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. The new standard generally is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value. On February 12, 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," to delay the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (that is, at least annually). For items within its scope, the FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 157 did not have a material impact on our results of operations, financial position or cash flows.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe the following critical accounting polices affect the more significant accounts, particularly those that involve judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

Substantially all of our services are performed for our customers on a contract basis. The three primary types of contracts used are time and materials, cost-type, and fixed-price. Revenues result from work performed on these contracts by our employees and our subcontractors and from costs for materials and other work related costs allowed under our contracts.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Generally, profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Our BAV contract and our POA Project contract are cost plus award fee contracts. Both of these contracts have terms that specify award fee payments that are determined by performance and level of contract activity. Award fees are made during the year a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. We do not recognize award fee income until the fees are certain, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on these contracts will fluctuate from period to period.

Our contract with the Department of Treasury to support the Treasury Seized Property Management Program, is a cost plus incentive fee contract that contains certain conditions under which the incentive fee is earned. The amount of incentive fee earned depends on our costs incurred on the contract compared to certain target cost levels specified in the contract. Per the contract, an assessment of actual costs compared to target costs is made once annually. The target cost levels in this contract may be subject to negotiation and change if the customer's scope of work required varies from the scope of work originally contained in the contract. We recognize incentive fee when the amount is fixed or determinable and the collectability is reasonably assured. Due to the conditions under which the incentive fee for this contract is awarded, and to the potential for changes in the cost targets as work requirements vary, the full amount of incentive fee for the work we perform in any one period may not be fixed or determinable and the collectability may not be reasonably assured until a subsequent period. We are currently in discussions with our customer regarding potential target cost adjustments for the years 2007 and 2008. A favorable resolution from these discussions could potentially result in additional incentive fee income for us in a future period for work performed in 2007 and 2008.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, typically ratably over the service period, since these contracts require design, engineering, and development performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as work is performed, typically ratably over the service period. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenues earned.

Revenues by contract type for the three years ended December 31, 2008 were as follows (in thousands):

Contract Type	2008 Revenues	%	2007 Revenues	%	2006 Revenues	%
Time and materials.	$ 759,693	72.8	$ 388,564	59.5	$ 172,766	47.5
Cost-type	247,857	23.7	220,782	33.8	147,733	40.6
Fixed-price	36,185	3.5	43,818	6.7	43,235	11.9
	$ 1,043,735	100.0	$ 653,164	100.0	$ 363,734	100.0

The increases in time and materials revenues in 2008 and 2007 shown in the table above is primarily attributable to revenues from the CED Army Equipment Support Program and the CED Assured Mobility Systems Program as well as other CED task orders. Substantially all of the revenues on these programs result from the pass through of subcontractor support services that have a low profit margin for us.

We will occasionally perform work at risk, which is work performed prior to the government formalizing funding for such work. Revenues related to work performed at risk is not recognized until it can be reliably estimated and its realization is probable. We recognize this "risk funding" as revenues when the associated costs are incurred or the work is performed. We are at risk of loss for any risk funding not received. We provide for anticipated losses on contracts by a charge to income during the period in which losses are first identified. Revenues recognized in 2008 include approximately $1.03 million for which we had not received formalized funding as of December 31, 2008. We received funding modifications for approximately $380 thousand of this amount as of March 2009, leaving approximately $650 thousand of 2008 revenues classified as risk funding. We believe that we are entitled to reimbursement and will receive funding for the remaining risk funding revenue.

Long-Lived Assets

In assessing the recoverability of long-lived assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets not previously recorded.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are subject to a review for impairment at least annually. We perform our annual impairment test as of September 30. The annual impairment assessment requires us to estimate the fair value of our reporting units. This estimation process involves the use of subjective assumptions. As of December 31, 2008, we had approximately $1.1 million of goodwill associated with our acquisition of Energetics in 1995, approximately $5.7 million of goodwill and intangible assets with indefinite lives associated with our acquisition of ICRC in 2007, and approximately $11.5 million of goodwill and intangible assets with indefinite lives associated with our acquisition of G&B in 2008. We have not recognized any reduction to the goodwill or intangibles in accordance with generally accepted accounting principles.

Recoverability of Deferred Tax Assets

The carrying value of our net deferred tax assets is based on assumptions regarding our ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding our future taxable income change in the future, we may be required to record valuation allowances against our deferred tax assets, resulting in additional income tax expense.

Results of Operations

	Revenues (dollars in thousands) Years ended December 31,					
	2008	%	2007	%	2006	%
Federal Group						
CED	$587,044	56.2	$293,644	45.0	$128,658	35.4
SED	26,520	2.5	36,854	5.6	42,016	11.5
ELD	43,954	4.2	26,158	4.0	16,771	4.6
FSS	7,999	0.8	1,335	0.2	-	-
MSD	1,890	0.2	2,700	0.4	3,511	1.0
Group Total	667,407	63.9	360,691	55.2	190,956	52.5
International Group						
BAV	81,731	7.8	113,724	17.4	106,824	29.4
FMD	137,655	13.2	112,805	17.3	50,480	13.9
VCG	635	0.1	1,472	0.2	1,148	0.3
Group Total	220,021	21.1	228,001	34.9	158,452	43.6
IT, Energy and Management Consulting Group						
Energetics	19,161	1.8	14,522	2.2	14,269	3.9
G&B	30,664	3.0	-	-	-	-
Other	102	-	-	-	-	-
Group Total	49,927	4.8	14,522	2.2	14,269	3.9
Infrastructure Group						
ICRC	106,380	10.2	49,918	7.7	-	-
Other	-	0.0	32	0.0	57	0.0
	$1,043,735	100.0	$653,164	100.0	$363,734	100.0

Our revenues increased by approximately 60% and 80% for the years ended December 31, 2008 and 2007, as compared to the respective prior years. The primary reason for the increases in revenues for 2008 and 2007 was additional work associated with our CED R2 Program, including increased work on the CED Army Equipment Support Program and the CED Assured Mobility Systems Program. Additional significant reasons for the increase in our revenues in 2008 are: 1) ICRC is included in our financial results for the full year in 2008 compared to a shorter period in 2007 as a result of the June 2007 acquisition; 2) the inclusion of revenues of G&B from the April 14, 2008 date of acquisition through year end; and 3) increases in FMD, ELD, FSS and Energetics services.

Additional significant reasons for the increase in our revenues in 2007 are: 1) revenues from the start of FMD's Treasury Seized Property Management Program and increases in other FMD services; 2) revenues from newly acquired ICRC; 3) revenues associated with BAV's ship transfer to India; and 4) an increase in ELD equipment refurbishment services.

Consolidated Statements of Income
(dollars in thousands)
Years ended December 31,

	2008	%	2007	%	2006	%
Revenues	$1,043,735	100.0	$653,164	100.0	$363,734	100.0
Contract costs	1,011,408	96.9	629,951	96.5	350,978	96.5
Gross profit	32,327	3.1	23,213	3.5	12,756	3.5
Selling, general and administrative expenses	1,193	0.1	905	0.1	694	0.2
Interest income, net	(115)	0.0	(699)	(0.1)	(427)	(0.1)
Income before income taxes	31,249	3.0	23,007	3.5	12,489	3.4
Provision for income taxes	12,209	1.2	8,905	1.4	4,700	1.3
Net income	$ 19,040	1.8	$ 14,102	2.1	$ 7,789	2.1

Our gross profits as a percentage of revenues have remained relatively stable during the three year period from 2006 through 2008.

Our gross profit dollars increased in 2008 as compared to 2007. The increases are primarily due to: 1) profits from the growth of revenues on the CED Army Equipment Support program and other CED task orders; 2) the inclusion of ICRC and FSS in our operating results for the full year in 2008 as compared to only a partial year in 2007 and G&B beginning in April 2008; and 3) revenues increases from Energetics services.

Our gross profit dollars increased in 2007 as compared to 2006. The increase was primarily due to: 1) the inclusion of ICRC in our operating results; 2) the increase in revenues on the CED Army Equipment Support program and on other CED R2 Program task orders; 3) revenues and margin increases on ELD's equipment refurbishment services; 4) increased profitability of SED services performed; 5) increased BAV fee income; and 6) profits associated with an increase in FMD revenues.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on our operating unit contracts. As a percentage of revenues, these expenses varied little in 2008 and 2007 as compared to the respective prior years. The increase in these expenses in 2008 and 2007 is due in part to the inclusion of ICRC's and G&B's selling, general and administrative expenses in our results.

We did not have significant borrowing requirements or interest expense in 2008, 2007 or 2006. Our net interest income decreased in 2008 as compared to 2007 due to cash requirements associated with our acquisition of G&B and the growth of other parts of our business. Our net interest income increased in 2007 as compared to 2006 as profits from operations and resulting cash surpluses were invested.

Provision for Income Taxes

Our effective tax rates were 39.1% for 2008, 38.7% for 2007, and 37.6% for 2006. The taxable income for 2007 reached a level that resulted in income taxed at a 35% federal tax rate as compared to the prior years tax rate of 34%, resulting in an increased effective rate for 2008 and 2007 as compared to 2006.

Federal Group Results

The following table shows consolidated operating results for our Federal Group (in thousands).

	2008	%	2007	%	2006	%
Revenues	$667,407	100.0	$360,690	100.0	$190,956	100.0
Contract costs	649,149	97.3	348,794	96.7	185,077	96.9
Gross profit	18,258	2.7	11,896	3.3	5,879	3.1
Selling, general and administrative expenses	43	0.0	73	0.0	24	0.0
Interest (income) expense	(379)	(0.1)	(252)	0.0	423	0.2
Income before income taxes	$ 18,594	2.8	$ 12,075	3.3	$ 5,432	2.9

Revenues for our Federal Group increased by approximately 85% and 89% for the years ended December 31, 2008 and 2007, as compared to the respective prior years. A substantial portion of the increases in revenues for 2008 and 2007 was attributable to revenues associated with work on R2 Program task orders, including work on the CED Army Equipment Support Program and the CED U.S. Army PM Assured Mobility Systems Program and work performed by FSS in 2008. Increased revenues from ELD's equipment refurbishment services also contributed to the revenues increases in this segment in 2008 and 2007.

Gross profits for our Federal Group increased by approximately 53% and 102% for the years ended December 31, 2008 and 2007, as compared to the respective prior years. Profits on the increased revenues from the work on the CED Army Equipment Support Program, the CED U.S. Army PM Assured Mobility Systems Program, and other R2 Program task orders were the primary reason for the increased gross profit dollars in this segment. Substantially all of the work on these task orders is performed by subcontractors. Accordingly, gross profit as a percentage of revenues on this work is lower than on other work performed. Increased profitability of SED services performed on the TBPS Program contributed to the increase in gross profits of this segment in 2008 and 2007 and profits from the inclusion of FSS services in our operating results contributed to the increase in gross profits of this segment in 2008. These increases in profits were partially offset by a decline in ELD profits resulting from losses on work performed during the establishment of a new location in 2008. These losses are expected to be eliminated as the work performed at this new location becomes more fully developed.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on our Federal Group's contracts. As a percentage of revenues, these expenses varied little in 2008 and 2007 as compared to the respective prior years and have not been significant in relation to revenues levels.

The Federal Group realized interest income from cash invested in 2008 and 2007. During these years, we benefited from efficient cash flow cycles on certain CED task order work. This group incurred net interest expense in 2006 to finance the investment in SED's TBPS Program and the start up of ELD.

International Group Results

The following table shows consolidated operating results for our International Group (in thousands).

	2008	%	2007	%	2006	%
Revenues	$220,021	100.0	$228,002	100.0	$158,452	100.0
Contract costs	214,146	97.3	220,624	96.8	153,130	96.6
Gross profit	5,875	2.7	7,378	3.2	5,322	3.4
Selling, general and administrative expenses	46	0.0	67	0.0	93	0.1
Interest expense (income)	110	0.1	(124)	(0.1)	(258)	(0.2)
Income before income taxes	$ 5,719	2.6	$ 7,435	3.3	$ 5,487	3.5

Revenues for our International Group decreased by approximately 3% for the year ended December 31, 2008 and increased by approximately 44% for the year ended December 31, 2007, as compared to the respective prior years. Our BAV division had approximately $36.8 million of 2007 revenues from a ship transfer to India that was completed in 2007, and there was no similar ship transfer in 2008. This resulted in lower BAV revenues and was the primary reason for the decrease in revenues for our International Group in 2008. The increase in 2007 revenues was primarily due to revenues provided by the start of FMD's Treasury Seized Property Management Program and to revenues associated with BAV's ship transfer to India.

Gross Profits for our International Group decreased by approximately 20% for the year ended December 31, 2008 and increased by approximately 39% for the year ended December 31, 2007, as compared to the respective prior years. The decrease in 2008 resulted primarily from the reduction in fees earned by BAV due to the lower BAV revenues. The increase in 2007 was primarily due to increased BAV fee income and profits from higher revenues in FMD.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the International Group's contracts. As a percentage of revenues, these expenses varied little in 2008 and 2007 as compared to the respective prior years and have not been significant in relation to revenues.

Our International Group had net interest expense in 2008 and net interest income decreased for this segment in 2007 as compared to the prior year due to an investment in the start up of FMD's Treasury Seized Asset Program and a slower collections cycle on this job.

IT, Energy and Management Consulting Group Results

The following table shows consolidated operating results for our IT, Energy and Management Consulting Group (in thousands).

	2008	%	2007	%	2006	%
Revenues	$49,927	100.0	$14,522	100.0	$14,269	100.0
Contract costs	44,999	90.1	13,139	90.5	12,665	88.8
Gross profit	4,928	9.9	1,383	9.5	1,604	11.2
Selling, general and administrative expenses	375	0.8	41	0.3	27	0.2
Interest income, net	(198)	(0.4)	(272)	(1.9)	(218)	(1.5)
Income before income taxes	$ 4,751	9.5	$ 1,614	11.1	$ 1,795	12.5

Upon our acquisition of G&B in April 2008, G&B became part of this segment. The inclusion of G&B revenues and profits in this segment has resulted in significant increases to the segment's revenues and profits in 2008. Comparisons of 2008 results to prior years are not meaningful.

Revenues for our IT, Energy and Management Consulting Group increased by approximately 244% and 2% for the years ended December 31, 2008 and 2007, as compared to the respective prior years. The increases in revenues for both years was a result of our increased emphasis on marketing efforts and to new work performed for the U.S. Department of Homeland Security and U.S. Department of Energy and the inclusion of G&B revenues in 2008.

Gross profits for our IT, Energy and Management Consulting Group increased by approximately 256% for the year ended December 31, 2008 and decreased by approximately 14% for the year ended December 31, 2007, as compared to the respective prior years. The increase in 2008 was primarily due to the increased revenues. The decrease in 2007 was primarily due to job costs incurred on certain contract task orders in excess of authorized ceilings.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on our contracts. The increase in these costs for this segment in 2008 is due to the inclusion of G&B's results in this segment. Except for the inclusion of G&B's selling, general and administrative expenses, these expenses varied little as a percentage of revenues in 2008 and 2007 as compared to the respective prior years and have not been significant in relation to revenue levels.

Interest income for our IT, Energy and Management Consulting Group decreased slightly in 2008 and increased slightly in 2007 as compared to the respective prior years due to typical fluctuations in earnings and the billing and collections cycle.

Infrastructure Group

The following table shows consolidated operating results for the Infrastructure and Information Technology Group (in thousands).

	2008	%	2007	%
Revenues	$106,380	100.0	$49,918	100.0
Contract costs	102,131	96.0	46,844	93.8
Gross profit	4,249	4.0	3,074	6.2
Selling, general and administrative expenses	154	0.1	310	0.6
Interest income, net	(72)	0.0	(44)	0.0
Income before income taxes	$ 4,167	3.9	$ 2,808	5.6

This segment was formed upon our acquisition of ICRC in June 2007. The table shows our results for the period of June through December of 2007 and for a full year of 2008. Comparisons of 2008 results to 2007 results are not meaningful, beyond the additional six months of operations included in 2008.

Financial Condition

Our financial condition did not change materially during 2008. Our acquisition of G&B resulted in changes to some of our assets and liabilities, including increases in tangible assets and liabilities, bank borrowings, goodwill, and intangible assets. Other changes to asset and liability accounts were due primarily to our earnings, the increase in our level of business activity, contract delivery schedules, subcontractor and vendor payments required to perform our work, and the timing of associated billings to and collections from our customers.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents increased by approximately $529 thousand during 2008.

Cash provided by our operating activities in 2008 increased by approximately $14.7 million in 2008 as compared to 2007. Approximately $4.9 million of this increase was due to the increase in net income and approximately $4.4 million was due to an increase in deferred taxes, depreciation and amortization and other non-cash operating activities. The remaining amount of the increase in cash provided by operating activities was due to changes in the levels of working capital components such as receivables, contract inventories, accounts payable, and accrued expenses that are associated with our contract requirements and billing and collections cycle.

Cash used in our investing activities in 2008 increased by approximately $8.3 million as compared to 2007. This was due to the higher cost of acquiring G&B in 2008 compared to the cost acquiring of ICRC in 2007, additional payments associated with the cost of acquiring ICRC made in 2008, and to an increased level of investment in property and equipment.

Cash provided by our financing activities in 2008 increased by a net amount of approximately $2.8 million as compared to 2007. This resulted from an increase of approximately $6.6 million in net bank borrowings and a decrease of approximately $3.6 in cash provided by activity associated with our stock incentive plans.

Our cash and cash equivalents decreased by approximately $8.6 million during 2007.

Cash provided by our operating activities in 2007 increased by approximately $6.6 million in 2007 as compared to 2006. Approximately $6.3 million of this increase was due to the increase in net income and approximately $1.6 million was due to an increase in depreciation and amortization and other non-cash operating activities. The difference between these increases and the net increase in cash provided by operating activities was due to changes in the levels of working capital components such as receivables, contract inventories, accounts payable, and accrued expenses that are associated with our contract requirements and billing and collections cycle.

Cash used in our investing activities in 2007 increased by approximately $14.9 million as compared to 2006. This was due to costs associated with the acquisition of ICRC and to an increased level of investment in property and equipment.

Cash provided by our financing activities in 2007 increased by approximately $3.6 million as compared to 2006. This was primarily due to cash provided by activity associated with our stock incentive plans.

We paid quarterly cash dividends totaling $.17 per share during 2008. Pursuant to our bank loan agreement, our payment of cash dividends is subject to annual rate restrictions. We have paid cash dividends each year since 1973.

Liquidity

Our internal sources of liquidity come mostly from operating activities, specifically from changes in the level of revenues and associated receivables and accounts payable, and from profitability. Significant increases or decreases in revenue and receivables and accounts payable can cause significant increases or decreases in internal liquidity. Our receivables and accounts payable levels can be affected by changes in the level of the work we perform and by the timing of large material purchases and subcontractor efforts related to our contracts.

From time to time, we may also invest in the acquisition of another company. Our acquisitions of ICRC in 2007 and G&B in 2008 required a significant use of our cash. While there are no firm plans for any specific additional acquisitions at this time, we continue to seek opportunities for growth through acquisition.

We may also invest in expansion, improvement, and maintenance of our operational and administrative facilities. We recently invested in the construction of an additional 40,000 square feet of warehouse and shop space at our Ladysmith, Virginia facility. Construction of this additional space was completed in the second quarter of 2008 at a final cost of approximately $6.2 million. We may make additional investments in operational or administrative facilities in future years.

Our external liquidity consists of a loan agreement with a bank that provides us with revolving loans and letters of credit. The amount of credit available to us as of December 31, 2008 was $35 million (an increase from $25 million pursuant to an amendment dated May 21, 2008) and the maturity date of the loan agreement is May 10, 2010, unless extended. From time to time we may request changes in the amount, maturity date, or other terms and the bank may amend the loan to accommodate our request. The amount of credit available to us under the loan agreement is subject to certain conditions, including a borrowing formula based on our billed receivables. Under the terms of the loan agreement, we may borrow against the revolving loan at any time and can repay the borrowings at any time without premium or penalty. There are collateral requirements that secure our assets, restrictive covenants, a limit on annual dividends, and other affirmative and negative covenants. We pay a commitment fee, interest on any revolving loan borrowings at a prime-based rate or an optional LIBOR-based rate, and fees on any letters of credit that are issued. For additional information, see Note 7 of "Notes to Consolidated Financial Statements."

Our bank continues to maintain good financial strength ratings from the ratings services and we believe that we are well positioned to obtain financing from other banks if the need should arise. Accordingly, we do not believe that the current turbulence in the financial markets will have a material adverse negative impact on our ability to finance our business, financial condition, or results of operations. We currently do not use public debt security financing.

Contractual Obligations

The following table shows our consolidated contractual obligations as of December 31, 2008 (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases, net of non-cancelable sublease income	$39,417	$8,898	$14,912	$10,063	$5,544
Purchase obligations	1,065	1,065	-	-	-
Total	$40,482	$9,963	$14,912	$10,063	$5,544

Operating lease commitments are primarily for our principal executive and administrative offices and leased facilities for office, shop, and warehouse space located near customer sites or to serve customer needs. We also have some equipment and software leases that are included in these amounts.

Purchase obligations consist primarily of contractual commitments associated with construction, improvements and maintenance on our facilities. The table excludes contractual commitments for materials or subcontractor work purchased to perform U.S. Government contracts. Such commitments for materials and subcontractors are reimbursable when used on the contracts, and generally are also reimbursable if a contract is "terminated for convenience" by the Government pursuant to federal contracting regulations.

Inflation and Pricing

Most of our contracts provide for estimates of future labor costs to be escalated for any option periods, while the non-labor costs in our contracts are normally considered reimbursable at cost. Our property and equipment consists principally of computer systems equipment, furniture and fixtures, shop equipment, and land and improvements. We do not expect the overall impact of inflation on replacement costs of our property and equipment to be material to our future results of operations or financial condition.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risks

Interest Rates

Our bank loan provides available borrowing to us at variable interest rates. We used a significant amount of cash to pay for our acquisitions of ICRC in 2007 and G&B in 2008, causing us to have to borrow on our bank loan beginning in April 2008. The amount borrowed is not significant with respect to our cash flows and we believe that we will be able to pay down these bank loan borrowings in a relatively short time frame. Because of this, we do not believe that any adverse movement in interest rates would have a material impact on future earnings or cash flows. If we were to significantly increase our borrowings, future interest rate changes could potentially have a material impact on our financial position and results of operations.

ITEM 8. Financial Statements and Supplementary Data

Index To Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of VSE Corporation

We have audited the accompanying consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VSE Corporation and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VSE Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
March 2, 2009

VSE Corporation and Subsidiaries
Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31, 2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 638	$ 109
Receivables, principally U.S. Government, net	206,717	132,389
Deferred tax assets	2,297	1,246
Other current assets	10,945	2,755
Total current assets	220,597	136,499
Property and equipment, net	21,484	14,920
Deferred tax assets	-	1,888
Intangible assets	11,176	8,034
Goodwill	17,439	5,228
Other assets	5,270	5,202
Total assets	$275,966	$171,771
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank notes payable	$ 6,676	$ 81
Accounts payable	158,015	88,565
Accrued expenses	31,498	22,895
Dividends payable	229	202
Total current liabilities	196,418	111,743
Deferred compensation	2,059	3,257
Deferred income taxes	404	-
Other liabilities	962	395
Total liabilities	199,843	115,395
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $0.05 per share, authorized 15,000,000 shares; issued and outstanding 5,098,542 and 5,052,512, respectively	255	253
Additional paid-in capital	13,557	11,963
Retained earnings	62,311	44,160
Total stockholders' equity	76,123	56,376
Total liabilities and stockholders' equity	$275,966	$171,771

The accompanying notes are an integral part of these balance sheets.

VSE Corporation and Subsidiaries
Consolidated Statements of Income

(in thousands, except share and per share amounts)

	For the years ended December 31,		
	2008	2007	2006
Revenues	$1,043,735	$ 653,164	$ 363,734
Contract costs	1,011,408	629,951	350,978
Gross profit	32,327	23,213	12,756
Selling, general and administrative expenses	1,193	905	694
Interest income, net	(115)	(699)	(427)
Income before income taxes	31,249	23,007	12,489
Provision for income taxes	12,209	8,905	4,700
Net income	$ 19,040	$ 14,102	$ 7,789
Basic earnings per share:	$ 3.75	$ 2.85	$ 1.64
Basic weighted average shares outstanding	5,072,131	4,953,289	4,737,450
Diluted earnings per share:	$ 3.74	$ 2.82	$ 1.61
Diluted weighted average shares outstanding	5,096,186	5,003,675	4,848,884

The accompanying notes are an integral part of these financial statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands except per share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock-based Compensation	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	4,720	$ 236	$ 6,230	$ (1)	$ 23,686	$30,151
Net income for the year . .	-	-	-	-	7,789	7,789
Stock-based compensation .	4	-	308	-	-	308
Exercised stock options . .	62	4	253	-	-	257
Excess tax benefits from share-based payment arrangements.	-	-	312	-	-	312
Deferred stock-based compensation	-	-	-	1	-	1
Issuance of stock	2	-	60	-	-	60
Dividends declared ($0.14).	-	-	-	-	(642)	(642)
Balance at December 31, 2006	4,788	240	7,163	-	30,833	38,236
Net income for the year . .	-	-	-	-	14,102	14,102
Stock-based compensation .	5	-	551	-	-	551
Exercised stock options . .	260	13	2,004	-	-	2,017
Excess tax benefits from share-based payment arrangements.	-	-	2,245	-	-	2,245
Dividends declared ($0.155)	-	-	-	-	(775)	(775)
Balance at December 31, 2007	5,053	253	11,963	-	44,160	56,376
Net income for the year . .	-	-	-	-	19,040	19,040
Stock-based compensation (1)	14	1	955	-	-	956
Exercised stock options . .	32	1	324	-	-	325
Excess tax benefits from share-based payment arrangements.	-	-	315	-	-	315
Dividends declared ($0.175)	-	-	-	-	(889)	(889)
Balance at December 31, 2008	5,099	$ 255	$13,557	$ -	$ 62,311	$76,123

(1) The stock-based compensation amount of $956 thousand for 2008 is based on the compensation expense included in Contract costs of $1,062 thousand, reduced by the tax withholding associated with the 2007 awards issued in March, 2008.

The accompanying notes are an integral part of these financial statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$19,040	$14,102	$ 7,789
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,437	3,463	1,882
Loss on sale of property and equipment	10	-	9
Deferred taxes	1,241	(805)	(614)
Stock-based compensation	956	551	308
Changes in operating assets and liabilities, net of impact of acquisitions:			
Receivables, net	(66,928)	(59,141)	(22,804)
Contract inventories	-	4,459	(186)
Other current assets and noncurrent assets	(8,361)	(1,254)	(1,310)
Accounts payable and deferred compensation	65,513	41,812	15,144
Accrued expenses	5,596	4,826	1,308
Other liabilities	421	235	105
Net cash provided by operating activities	22,925	8,248	1,631
Cash flows from investing activities:			
Purchases of property and equipment	(10,016)	(8,731)	(5,618)
Acquisitions, net of cash acquired	(18,753)	(11,755)	-
Net cash used in investing activities	(28,769)	(20,486)	(5,618)
Cash flows from financing activities:			
Borrowings on loan arrangement	245,864	9,589	-
Repayments on loan arrangement	(239,269)	(9,508)	-
Dividends paid	(862)	(741)	(615)
Excess tax benefits from share-based payment arrangements	315	2,245	312
Proceeds from the exercise of options of common stock	325	2,017	258
Proceeds from issuance of common stock	-	-	60
Net cash provided by financing activities	6,373	3,602	15
Net increase (decrease) in cash and cash equivalents	529	(8,636)	(3,972)
Cash and cash equivalents at beginning of year	109	8,745	12,717
Cash and cash equivalents at end of year	$ 638	$ 109	$ 8,745

Supplemental cash flow disclosures (in thousands):

	2008	2007	2006
Cash paid during the year for:			
Interest	$ 214	$ 6	$ -
Income taxes	$10,919	$ 7,139	$ 4,472

The accompanying notes are an integral part of these financial statements.

VSE Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2008

(1) Nature of Business and Significant Accounting Policies

Nature of Business

The term "VSE," the "Company," "us," "we," or "our" means VSE and its subsidiaries and divisions unless the context indicates operations on the parent company only.

Our business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of our contracts are with agencies of the United States Government (the "Government") and other federal government prime contractors. Our customers also include non-government organizations and commercial entities.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements consist of the operations of our parent company, our unincorporated divisions and wholly owned subsidiaries. Our unincorporated divisions include BAV Division ("BAV"), Communications and Engineering Division ("CED"), Coast Guard Division ("VCG") Engineering and Logistics Division ("ELD"), Field Support Services Division ("FSS"), Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), and Systems Engineering Division ("SED"). Energetics Incorporated ("Energetics"), Integrated Concepts and Research Corporation ("ICRC"), acquired in June 2007, and G&B Solutions, Inc. ("G&B"), acquired in April 2008, are our active subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include accruals for contract disallowance reserves, self insured health claims, and estimated cost-to-complete on certain fixed-price contracts.

Reclassifications

Certain amounts from the prior year have been reclassified to conform to the current year presentation. Such reclassifications were not material.

Stock-based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS No. 123R") using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards outstanding at the date of adoption are measured at estimated fair value. The compensation expense is amortized on a straight-line basis over the requisite service period of the grant and included in operating expenses over the vesting period during which an employee provides service in exchange for the award. See Note 9 for further discussion of our stock-based benefit plans and related activity.

Earnings Per Share

Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period. Potentially dilutive common shares include incremental common shares issuable upon exercise of stock options.

	Years Ended December 31,		
	2008	2007	2006
Basic weighted average common shares outstanding . .	5,072,131	4,953,289	4,737,450
Effect of dilutive options . .	24,055	50,386	111,434
Diluted weighted average common shares outstanding . .	5,096,186	5,003,675	4,848,884

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, the carrying values on our consolidated balance sheets approximate fair value.

Property and Equipment

Property and equipment is stated at cost. Depreciation of computer systems equipment is provided principally by the double-declining method over periods of three to five years. Depreciation of furniture and fixtures is provided principally by the straight-line method over approximately nine years. Depreciation of other equipment is provided principally by the double-declining method over periods of three to ten years. Depreciation of buildings and land improvements is provided principally by the straight-line method over periods of approximately twenty to thirty years. Amortization of leasehold improvements is provided by the straight-line method over the lesser of their useful life or the remaining term of the lease.

Concentration of Credit Risk/Fair Value of Financial Instruments

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, cash equivalents and trade receivables. Contracts with the Government either as a prime or subcontractor, accounted for approximately 99% of revenues for each of the years ending December 31, 2008, 2007, and 2006. We believe that concentrations of credit risk with respect to trade receivables are limited as they are primarily government receivables. We believe that the fair market value of all financial instruments, including assets of the deferred compensation plan and debt, approximate book value.

Revenues

Substantially all of our revenues result from contract services performed for the Government or for contractors engaged in work for the Government under a variety of contracts. Revenues are considered earned when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Award fee payments on certain cost plus award fee contracts are determined by performance and level of contract activity. We do not recognize award fee income until the fees are fixed or determinable, generally upon contract notification confirming the award fee.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, and development performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

For design and development contracts, we provide for anticipated losses on contracts, based on total revenue compared to total contract costs, by a charge to income during the period in which losses are first identified. Contract costs include direct and indirect costs, including general and administrative costs, which are considered costs and expenses of contracts.

Revenue related to work performed on contracts at risk, which is work performed at the customer's request prior to the government formalizing funding, is not recognized as income until it can be reliably estimated and its realization is probable.

A substantial portion of contract and administrative costs is subject to audit by the Defense Contract Audit Agency. Our indirect cost rates have been audited and approved for 2005 and prior years and partially audited for 2006 with no material adjustments to our results of operations or financial position. While we maintain reserves to cover the risk of potential future audit adjustments based primarily on the results of prior audits, there can be no assurances that the audits of the indirect cost rates for 2008, 2007 and 2006 will not result in material adjustments to our results of operations or financial position.

Receivables and Allowance for Doubtful Accounts

Receivables are recorded at face value less an allowance for doubtful accounts. We review our receivables regularly to determine if there are any potential uncollectible accounts. The majority of our receivables are from agencies of the Government, where there is minimal credit risk. We record allowances for bad debt as a reduction to receivables and an increase to bad debt expense. We assess the adequacy of these reserves by considering general factors, such as the length of the time individual receivables are past due and historical collection experience. There are no reserves for doubtful accounts as of December 31, 2008.

Deferred Compensation Plans

We have a deferred compensation plan, the VSE Corporation Deferred Supplemental Compensation Plan, to provide incentive and reward for our management team based on overall corporate performance. Deferred compensation plan expense for the years ended December 31, 2008, 2007, and 2006 was approximately $1.4 million, $1.1 million, and $769 thousand, respectively.

Included in other assets are assets of the deferred compensation plans which include debt and equity securities recorded at fair value. The fair value of the deferred compensation plan assets was approximately $3.3 million and $3.2 million as of December 31, 2008, and 2007, respectively. Because plan participants are at risk for market value changes in these assets, the liability to plan participants fluctuates with the asset values.

Impairment of Long-Lived Assets

Long-lived assets include property and equipment to be held and used. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The criteria for determining impairment for such long-lived assets to be held and used are determined by comparing the carrying value of these long-lived assets to our best estimate of future undiscounted cash flows expected to result from the use of the assets. No impairment charges were recorded in the years ended December 31, 2008, 2007, and 2006.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of net deferred tax assets is based on assumptions regarding our ability to generate sufficient future taxable income to utilize these deferred tax assets. As of December 31, 2008 and 2007, we had valuation allowances of approximately $75 thousand and $0, respectively, against certain deferred tax assets, which consisted solely of realized capital losses on investments in our deferred supplemental compensation plan. The valuation allowance is based on limited unrealized capital gains within the portfolio and the uncertainty of future gains due to the current stock market.

We adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. FIN 48 clarifies and sets forth consistent rules for accounting for uncertain income tax positions in accordance with FAS 109. As a result of applying the provisions of FIN 48, there was no cumulative effect on retained earnings upon adoption. In addition, there were no adjustments recorded during 2008 and 2007 after the initial adoption of FIN 48.

Goodwill and Intangibles

We apply SFAS No. 141, "Business Combinations" ("SFAS No. 141") when accounting for acquisitions and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") when evaluating non-amortizable intangible assets for impairment. Under these rules, goodwill and other non-amortizable intangible assets is not amortized but is subject to annual impairment tests in accordance with SFAS No. 142. Annually, we perform a fair value analysis of goodwill and other non-amortizable intangible assets using valuation techniques prescribed in SFAS No. 142. Based on the analysis performed as of September 30, 2008, we determined that there had been no impairment of goodwill and other non-amortizable intangibles.

Intangible assets consist of the value of contract related intangible assets and trade names acquired in the ICRC and G&B acquisitions (see Notes 5 and 7). The contract related intangible assets are amortized on a straight line basis over their estimated useful lives of approximately 5 to 8 years with a weighted average life of approximately 6.2 years as of December 31, 2008.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141(R), "Business Combinations; a replacement of FASB Statement No. 141," which became effective January 1, 2009. The new standard will replace existing guidance and significantly change accounting and reporting relative to business combinations in consolidated financial statements, including requirements to recognize acquisition-related transaction and post acquisition restructuring costs in results of operations as incurred. SFAS No. 141(R) will be effective for businesses acquired after the effective date.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115," which also became effective January 1, 2008. We elected not to adopt the fair value option included in SFAS No. 159.

On January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements," which defines fair value, establishes a market-based hierarchy for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements. The SFAS No. 157 requirements for certain non-financial assets and liabilities have been deferred until the first quarter of 2009 in accordance with Financial Accounting Standards Board Staff Position ("FSP") 157-2. The adoption of SFAS No. 157 did not have a material impact on our results of operations, financial position or cash flows. See Note 15 for disclosures regarding SFAS No. 157.

(2) Receivables

The components of receivables as of December 31, 2008 and 2007, were as follows (in thousands):

	2008	2007
Billed	$ 70,044	$ 45,045
Unbilled:		
Government retainage	76	179
Subcontract retainage	3,372	4,000
Other (principally December work billed in January)	133,225	83,176
Less-allowance for doubtful accounts	-	(11)
Total receivables, net	$206,717	$132,389

Unbilled subcontract retainage includes amounts withheld from payments to subcontractors.

The "Unbilled: Other" includes certain costs for work performed at risk but which we believe will be funded by the government. Amounts not currently funded included in "Unbilled: Other" were approximately $1.0 million and $357 thousand as of December 31, 2008, and 2007, respectively.

Allowance for doubtful accounts is determined based on our best estimate of potentially uncollectible receivables. We write off receivables when such amounts are determined to be uncollectible.

The following table summarizes activity in the allowance for doubtful accounts (in thousands):

Allowance for Doubtful Accounts	Balance at Beginning of Year	Deductions[1]	Charged to Costs and Expenses	Balance at End of Year
Year ended December 31, 2008	$11	$11	$-	$-
Year ended December 31, 2007	$14	$ 3	$ -	$11
Year ended December 31, 2006	$56	$42	$ -	$14

(1) Write-offs and settlements

(3) Other Current Assets and Other Assets

Other current assets primarily consisted of vendor advances, prepaid rents and deposits, equipment and software licenses and maintenance agreements. The increase of approximately $8 million at December 31, 2008 as compared to December 31, 2007 is primarily attributable to a vendor advance required of approximately $5.1 million for the startup efforts on our newly awarded RCV Modernization Program in Kuwait.

Other assets consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Cash surrender value of life insurance policies . .	$ 1,594	$ 1,566
Deferred compensation plan assets	3,311	3,212
Other	365	424
Total other assets	$ 5,270	$ 5,202

(4) Property and Equipment

Property and equipment consisted of the following as of December 31, 2008 and 2007(in thousands):

	2008	2007
Computer systems equipment	$ 9,553	$ 8,077
Furniture, fixtures, equipment and other	10,459	5,845
Leasehold improvements	4,699	3,541
Buildings and building improvements.	6,564	7,170
Land and land improvements	3,085	1,805
	34,360	26,438
Less accumulated depreciation and amortization . . .	(12,876)	(11,518)
Total property and equipment, net	$21,484	$14,920

Depreciation and amortization expense for property and equipment was approximately $3.6 million for 2008, $2.6 million for 2007 and $1.8 million for 2006.

(5) Acquisitions

G&B Solutions, Inc.

On April 14, 2008, we acquired all of the capital stock of G&B based in Reston, Virginia. G&B is a diversified information technology and management consulting provider to Government agencies, including the Departments of Homeland Security, Interior, Labor, Agriculture, Housing and Urban Development, the Pension Benefit Guaranty Corporation, and the National Institutes of Health. G&B's core expertise lies in enterprise architecture development, information assurance/business continuity, program and portfolio management, network IT services and systems design and integration. G&B provides us an opportunity to expand our professional services across a wider range of Government customers.

Cash paid at closing was approximately $19.5 million, which includes approximately $650 thousand of prepaid retention bonuses that are being expensed in the post-acquisition period as the affected employees provide services, less approximately $600 thousand for certain closing adjustments. We also incurred approximately $200 thousand of direct acquisition costs consisting of legal, accounting and other fees. Under the terms of the acquisition, we will be required to make additional payments of up to $4.2 million over a three-year post closing period if G&B achieves certain financial performance targets. The first earn-out payment period is from April 14, 2008 to March 31, 2009. The subsequent earn-out payment periods will be from April 1, 2009 to March 31, 2010 and April 1, 2011 to March 31, 2011. If earned and paid, such additional purchase price consideration will be recorded as additional goodwill. The results of G&B's operations are included in the accompanying consolidated financial statements beginning as of April 14, 2008.

Of the initial purchase price, approximately $3.8 million was recorded as customer related intangible assets to be amortized over approximately five years. In addition, $930 thousand was allocated to G&B's trade name, which has an indefinite life, and approximately $9.8 million was allocated to goodwill.

In July 2008, we filed an election under the Internal Revenue Code Section 338(h)(10) to treat the G&B acquisition as a sale of assets for tax purposes. We made a payment to the seller for the seller's incremental tax liability as a result of the election. Tax advantages to us that arise from filing the Section 338(h)(10)election are expected to exceed the additional payment made to the seller of approximately $368 thousand. We also paid approximately $196 thousand of state income tax liabilities to various states related to the Section 338(h)(10) election due to G&B's former Subchapter S status. The additional payments were made during the third quarter of 2008 and were recorded as additional goodwill.

We followed the guidance of SFAS No. 141 "Business Combinations" and recognized the fair value of assets acquired and liabilities assumed as follows (in thousands):

Description	Fair Value
Current assets	$ 8,835
Property and equipment	173
Intangibles - customer related	3,820
Intangibles - trade name	930
Goodwill	10,587
Total assets acquired	24,345
Liabilities assumed	(5,182)
Total purchase price	$19,163

The total purchase price includes additional purchase price consideration related to the forfeited retention bonus of approximately $146 thousand that became payable to the seller and the Section 338(h)(10) election and related state tax liabilities of approximately $564 thousand, as described above.

Integrated Concepts and Research Corporation

On June 4, 2007, we acquired all of the capital stock of ICRC of Alexandria, Virginia. ICRC's core expertise lies in information technology, advance vehicle technology, aerospace, engineering and transportation infrastructure.

We believe that the addition of ICRC will provide us with an opportunity to expand and diversify its business across a number of project areas, including smart vehicles, alternative fuels, large-scale port engineering development and security, and information technology services.

The purchase price for the acquisition of ICRC included an initial cash payment of approximately $11.8 million and potential additional cash payments of up to approximately $5.8 million, contingent on meeting certain financial targets during the first six years after the June 2007 acquisition. Additionally, we have filed an election under the Internal Revenue Code Section 338(h)(10) to treat the ICRC acquisition as a sale of assets for tax purposes. An additional $1.6 million payment was made by us to the seller for the seller's incremental tax liability as a result of the election. Tax advantages to us that arise from filing the Section 338(h)(10) election are expected to exceed the additional $1.6 million payment made to the seller. The additional payment was made in April 2008 and recorded as goodwill.

Of the initial $11.8 million purchase price, approximately $7.1 million was recorded as contract related intangible assets to be amortized on a straight line basis over six to eight years; approximately $1.5 million was recorded as an intangible asset related to ICRC's trade name, which has an indefinite life; and approximately $2 million was recorded as initial goodwill. Additional goodwill and accrued expenses of approximately $557 thousand were recorded as of December 31, 2007 for the earn-out payment that was made to the seller as a result of the achievement of the specified earnings target in 2007. Additional goodwill and accrued expenses of approximately $1.6 million were recorded as of December 31, 2008 for the earn-out payment that will be made to the seller as a result of achievement of the specified earnings target in 2008.

We followed the guidance of SFAS No. 141 to record the acquisition of ICRC. We recognized the fair value of assets acquired and liabilities assumed as follows (in thousands):

Description	Fair Value
Current assets	$ 6,544
Property and equipment	429
Other assets	27
Intangibles - contract	7,134
Intangibles - trade name	1,500
Goodwill	5,798
Total assets acquired	21,432
Liabilities assumed	(5,880)
Total purchase price	$15,552

The total purchase price includes additional purchase price consideration related to the 2007 earn-out of approximately $557 thousand, the 2008 earn-out of approximately $1.6 million and the Section 338(h)(10) election of approximately $1.6 million, as described above.

(6) Goodwill and Intangible Assets

Changes in goodwill for the years ended December 31, 2008 and 2007 are as follows (in thousands):

	IT, Energy and Management Consulting	Infrastructure	Total
Balance as of December 31, 2006	$ 1,054	$ -	$ 1,054
Goodwill acquired during the year	-	4,174	4,174
Balance as of December 31, 2007	1,054	4,174	5,228
Goodwill acquired during the year	10,587	-	10,587
Contingent consideration earned	-	1,624	1,624
Balance as of December 31, 2008	$11,641	$5,798	$17,439

Intangible assets consist of the value of contract-related intangible assets and trade names acquired in the ICRC and G&B acquisitions (see Note 5). Intangible assets not subject to amortization consist of trade names of approximately $2.4 million and approximately $1.5 million as of December 31,

2008 and 2007, respectively. We amortized approximately $1.6 million and $600 thousand of intangible assets in 2008 and 2007, respectively.

Amortizable intangible assets were comprised of the following (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Contract-related intangible assets as of December 31, 2008	$10,954	$2,208	$8,746
Contract-related intangible assets as of December 31, 2007	$ 7,134	$ 600	$6,534

Future expected amortization expense of the contract related intangible asset is as follows (in thousands):

	Amortization Expense
2009	$1,840
2010	1,840
2011	1,840
2012	1,840
2013	708
Thereafter	678
Total	$8,746

(7) Bank Notes Payable

We have a loan agreement with a bank under which credit is made available to us in the form of revolving loans or letters of credit. The amount of credit available to us under the loan is subject to certain conditions, including a borrowing formula based on our billed receivables. From time to time we may request changes in the amount, maturity date, or other terms and the bank may amend the loan to accommodate our request. The amount of credit available to us as of December 31, 2008 was $35 million and the maturity date of the loan agreement is May 10, 2010. The loan agreement has collateral requirements that secure our assets, restrictive covenants, a limit on annual dividends, and other affirmative and negative covenants. As of December 31, 2008 we have not been notified by the bank, nor are we aware, of any defaults under the loan agreement.

Under the terms of the loan agreement, we may borrow against the revolving loan at any time and can repay the borrowings at any time without premium or penalty. We pay a commitment fee, interest on any revolving loan borrowings at a prime-based rate or an optional LIBOR-based rate, and fees on any letters of credit that are issued. As of December 31, 2008 and December 31, 2007, revolving loan amounts outstanding were approximately $6.7 million and $81 thousand, respectively. Interest expense incurred on revolving loan borrowings was approximately $216 thousand for 2008 and approximately $6 thousand for 2007. There was one letter of credit for approximately $1.35 million as of December 31, 2008. We had no letters of credit outstanding as of December 31, 2007.

(8) Accrued Expenses

Accrued expenses consisted primarily of accrued compensation and benefits of approximately $21 million and $15 million as of December 31, 2008 and 2007, respectively. The accrued compensation and benefits amounts include bonus, salaries and related payroll taxes, vacation and deferred compensation.

(9) Stock-Based Compensation Plans

(a) Restricted Stock Plan

On January 2, 2006, our stockholders approved the VSE Corporation 2006 Restricted Stock Plan (the "2006 Plan") for its directors, officers and other employees. Under the provisions of the 2006 Plan, we are authorized to issue 250,000 shares of our common stock. The Compensation Committee is responsible for the administration of the 2006 Plan. The Compensation Committee shall determine each recipient of an award under the 2006 Plan, the number of restricted shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in award agreements between us and the recipients of the award. As of December 31, 2008, 228,314 restricted shares were available for grant under this plan.

On April 22, 2008, we awarded 5,831 shares of restricted VSE common stock to an executive. The fair value of this award was $34.30 per share at the time of the award. Vesting in the stock will occur as follows: 25% of the shares on April 28, 2009, 25% of the shares on April 29, 2010 and 50% of the shares on April 29, 2011. Compensation expense related to this award was approximately $44 thousand for the year ended December 31, 2008.

On April 22, 2008, we awarded 4,374 shares of restricted VSE common stock to our Executive Chairman under the 2006 Restricted Stock Plan on the occasion of his resignation as our CEO, President and Chief Operating Officer. The fair value of this award was $34.30 per share. The shares issued vested immediately and cannot be sold, transferred, pledged or assigned before the second anniversary of the grant date. Compensation expense related to this award was approximately $150 thousand for the year ended December 31, 2008.

On January 2, 2008, we awarded 3,500 shares of restricted VSE common stock to our non-employee Directors under the 2006 Restricted Stock Plan. The weighted-average grant-date fair value of these restricted stock grants was $47.92 per share. The shares issued vested immediately and cannot be sold, transferred, pledged or assigned before the second anniversary of the grant date. Compensation expense related to these grants was approximately $168 thousand for the year ended December 31, 2008.

On January 2, 2007 and August 15, 2007 we awarded 4,800 shares and 300 shares, respectively, of restricted VSE common stock to our non-employee Directors under the 2006 Restricted Stock Plan. The weighted-average grant-date fair value of these restricted stock grants was $16.84 per share and $36.91 per share, respectively. The shares issued vested immediately and cannot be sold, transferred, pledged or assigned before the second anniversary of the grant date. Compensation expense related to these grants was approximately $92 thousand for the year ended December 31, 2007.

On January 3, 2008 (the "2008 Awards") and January 2, 2007 (the "2007 Awards"), we notified certain employees that they are eligible to receive awards under the 2006 Restricted Stock Plan based on financial performance for the calendar years 2008 and 2007, respectively. Vesting of each award will occur one-third on the date of award and one-third on each of the next two anniversaries of such date of award. The date of award determination is expected to be in March 2009 for the 2008 Awards and the date of award determination for the 2007 Awards was March 3, 2008. On each vesting date, 100% of the vested award will be paid in VSE common stock. The number of shares issued will be based on the fair market value of our common stock on the vesting date. The earned amount will be expensed ratably over the vesting period of approximately three years.

We have recognized approximately $700 thousand and approximately $278 thousand in expense related to the awards described above for the years ended December 31, 2008 and 2007, respectively. At December 31, 2008, there was approximately $1.2 million of unrecognized compensation costs related to these restricted stock awards which we expect to recognize over the next 26 months.

(b) Stock Option Plans

On December 30, 2005, our Board of Directors (the "Board") directed us to discontinue, until and unless the Board determined otherwise, awarding options, both discretionary and nondiscretionary under our 1998 Stock Option Plan (the "1998 Plan") and our 2004 Stock Option Plan approved by our stockholders on May 3, 2005 (the "2004 Plan"). All options outstanding as of December 30, 2005 were not affected by this Board action.

As of December 31, 2008, options issued under the 2004 Plan for up to 41,500 shares of VSE common stock remain outstanding. Each option granted under the 2004 Plan was issued at the fair market value of the VSE common stock on the date of grant. Each option vests 25% upon issuance and 25% on each anniversary date thereafter, becoming 100% vested as of the third anniversary date of the award. The 2004 Plan will terminate on the earliest of May 1, 2014, or the date on which all options issued under the 2004 Plan have been exercised, expire, or have been terminated.

As of December 31, 2008, no options issued remain outstanding under the 1998 Plan. The 1998 Plan terminated on May 6, 2008.

Information with respect to the number of shares under stock options is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2008	73,500	$11.53
Granted	-	-
Exercised	(32,000)	10.17
Forfeited	-	-
Terminations	-	-
Outstanding at December 31, 2008	41,500	$12.59
Exercisable at end of year	41,500	$12.59

The total intrinsic value of options exercised during 2008, 2007 and 2006 was approximately $819 thousand, $5.8 million and $827 thousand, respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2008 was approximately $1.1 million. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was approximately $0, $1.7 million and $1.1 million, respectively. At December 31, 2008, there was no unrecognized compensation cost related to nonvested stock options.

The exercise price for the 41,500 options outstanding at December 31, 2008 is $12.59 with a contractual life of one year.

(c) Stock-Based Compensation Expense

Stock-based compensation, which includes compensation recognized on stock option grants and restricted stock awards was included in the following line items on the accompanying statements of income for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Contract costs	$1,062	$370	$ 56
Selling, general and administrative expenses . .	-	181	252
Total pre-tax stock-based compensation included in income before income taxes	1,062	551	308
Income tax benefit recognized for stock-based compensation	(408)	(212)	(116)
Total stock-based compensation expense, net of tax	$ 654	$339	$192

(10) Income Taxes

We are subject to U.S. federal income tax as well as income tax in multiple state and local jurisdictions. We have substantially concluded all U.S. federal income tax matters as well as material state and local tax matters for years through 2004.

In the accompanying Consolidated Statements of Income, we classify interest expense related to unrecognized tax benefits as "Interest income, net" and any penalties in "Selling, general and administrative expenses." No interest or penalty expense related to unrecognized tax benefits was recognized for the year ended December 31, 2008. As of December 31, 2008 or 2007, no interest or penalties related to unrecognized tax benefits were accrued.

We file consolidated federal income tax returns with all of our subsidiaries. The components of the provision for income taxes for the years ended December 31, 2008, 2007, and 2006 are as follows (in thousands):

	2008	2007	2006
Current			
Federal	$ 9,061	$8,326	$4,521
State	1,907	1,384	793
	10,968	9,710	5,314
Deferred			
Federal	1,284	(702)	(546)
State	(43)	(103)	(68)
	1,241	(805)	(614)
Provision for income taxes	$12,209	$8,905	$4,700

The differences between the amount of tax computed at the federal statutory rate of 35% for 2008 and 2007 and 34% for 2006, and the provision for income taxes for 2008, 2007, and 2006 are as follows (in thousands):

	2008	2007	2006
Tax at statutory federal income tax rate	$10,937	$8,053	$4,246
Increases (decreases) in tax resulting from:			
State taxes, net of federal tax benefit	1,211	833	479
Permanent differences, net	61	19	15
Other, net	-	-	(40)
Provision for income taxes	$12,209	$8,905	$4,700

Our deferred tax assets (liabilities) as of December 31, 2008 and 2007, which represent the tax effects of temporary differences between tax and financial accounting bases of assets and liabilities and are measured using presently enacted tax rates, are as follows (in thousands):

	2008	2007
Current deferred tax assets	$2,891	$1,494
Current deferred tax liabilities	(519)	(248)
Valuation allowance	(75)	-
Net current deferred tax assets	2,297	1,246
Noncurrent deferred tax assets	2,123	2,704
Noncurrent deferred tax liabilities	(2,527)	(816)
Net noncurrent deferred tax (liabilities) assets	(404)	1,888
Net deferred tax assets	$1,893	$3,134

As of December 31, 2008 and 2007, we had valuation allowances of approximately $75 thousand and $0, respectively, against certain deferred tax assets, which consisted solely of realized capital losses on investments in our deferred supplemental compensation plan. The valuation allowance is based on limited unrealized capital gains within the portfolio and the uncertainty of the future gains due to the current stock market.

We will continue to evaluate our valuation allowance position on a regular basis. To the extent that we determine that all or a portion of our valuation allowance is no longer necessary, we will recognize an income tax benefit in the period such determination is made for the reversal of the valuation allowance. It is expected that any such reduction of our valuation allowance would have an immaterial impact on our results from operations.

The tax effect of temporary differences representing deferred tax assets and liabilities as of December 31, 2008 and 2007, are as follows (in thousands):

	2008	2007
Gross deferred tax assets		
Deferred compensation and accrued paid leave	$3,242	$2,658
Depreciation	551	870
Accrued expenses	569	360
Restricted stock expense	393	-
Reserve for contract and other disallowances	204	199
Stock option expense	52	73
Retainage	3	34
Allowance for doubtful accounts	-	4
Total gross deferred tax assets	5,014	4,198
Less valuation allowance	(75)	-
Net gross deferred tax assets	4,939	4,198
Gross deferred tax liabilities		
Depreciation	(2,272)	(610)
Deferred revenues	(417)	(210)
Intangible assets	(243)	(206)
Restricted stock expense	(113)	-
Retainage	-	(27)
Accrued expenses	(1)	(11)
Total gross deferred tax liabilities	(3,046)	(1,064)
Net deferred tax assets	$1,893	$3,134

We adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," ("FIN 48"), on January 1, 2007. FIN 48 clarifies and sets forth consistent rules for accounting for uncertain income tax positions in accordance with FAS 109. As a result of applying the provisions of FIN 48, there was no cumulative effect on retained earnings upon adoption. In addition, there were no adjustments recorded during 2008 and 2007 after the initial adoption of FIN 48.

(11) Commitments and Contingencies

(a) Leases and Other Commitments

We have various non-cancelable operating leases for facilities, equipment, and software with terms between two and ten years. The terms of the facilities leases typically provide for certain minimum payments as well as increases in lease payments based upon the operating cost of the facility and the consumer price index. Rent expense is recognized on a straight-line basis for rent agreements having escalating rent terms. Payments on leases for 2008, 2007, and 2006 were as follows (in thousands):

	Payments on Leases	Sublease Income	Net Expense
2008	$10,378	$ 709	$9,669
2007	7,180	981	$6,199
2006	4,128	930	3,198

Future minimum annual non-cancelable commitments as of December 31, 2008 are as follows (in thousands):

	Lease Commitments	Sublease Income	Net Commitments
2009	$ 9,347	$ 449	$ 8,898
2010	8,359	459	7,900
2011	7,489	477	7,012
2012	6,342	497	5,845
2013	4,387	169	4,218
Thereafter	5,544	-	5,544
Total	$41,468	$2,051	$39,417

(b) Contingencies

We have, in the normal course of business, certain claims against us and against other parties. In our opinion, the resolution of these claims will not have a material adverse effect on our results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

(12) Business Segments and Customer Information

Segment Information

Management of our business operations is conducted under four reportable operating segments: the Federal Group, the International Group, the IT, Energy and Management Consulting Group (formerly the Energy and Environmental Group, renamed in April 2008), and the Infrastructure Group (formerly the Infrastructure and Information Technology Group, renamed in April, 2008). These segments operate under separate management teams and discrete financial information is produced for each segment. The various divisions within the Federal Group and the International Group and the two subsidiaries within the IT, Energy and Management Consulting Group are operating segments as defined by SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," ("SFAS No. 131"), and meet the aggregation of operating segments criteria of SFAS No. 131. We evaluate segment performance based on consolidated revenues and profits or losses from operations before income taxes.

Federal Group - The Federal Group provides engineering, technical, management, integrated logistics support and information technology services to all U.S. military branches and other Government agencies. The Federal Group includes five divisions: CED, ELD, FSS, MSD and SED.

International Group - Our International Group provides engineering, industrial, logistics and foreign military sales services to the U.S. military and other Government agencies. It consists of three divisions: BAV, VCG and FMD.

IT, Energy and Management Consulting Group - The IT, Energy and Management Consulting Group provides technical and consulting services primarily to various civilian Government agencies. This group includes Energetics and, upon acquisition in April 2008, also includes G&B. See footnote 5 for information regarding the acquisition of G&B.

Infrastructure Group - Our Infrastructure Group was created in connection with the June 4, 2007 acquisition of our wholly owned subsidiary, ICRC. ICRC is engaged principally in providing diversified technical and management services to the Government, including transportation infrastructure services, advanced vehicle technology, aerospace services and engineering and information technology. See footnote 5 for information regarding the acquisition of ICRC.

Our segment information is as follows (in thousands):

	2008	2007	2006
Revenues:			
Federal Group	$ 667,407	$360,690	$190,956
International Group	220,021	228,002	158,452
IT, Energy and Management Consulting Group	49,927	14,522	14,269
Infrastructure Group	106,380	49,918	-
Corporate	-	32	57
Total revenues	$1,043,735	$653,164	$363,734
Income before income taxes:			
Federal Group	$ 18,594	$ 12,075	$ 5,432
International Group	5,719	7,435	5,487
IT, Energy and Management Consulting Group	4,649	1,614	1,795
Infrastructure Group	4,167	2,808	-
Corporate/unallocated expenses	(1,880)	(925)	(225)
Income before income taxes	$ 31,249	$ 23,007	$ 12,489
Interest (income) expense:			
Federal Group	$ (379)	$ (252)	$ 423
International Group	110	(124)	(258)
IT, Energy and Management Consulting Group	(198)	(272)	(218)
Infrastructure Group	(72)	(44)	-
Corporate	424	(7)	(374)
Total interest (income) expense	$ (115)	$ (699)	$ (427)
Depreciation and amortization expense:			
Federal Group	$ 2,242	$ 1,514	$ 1,044
International Group	967	890	655
IT, Energy and Management Consulting Group	877	184	183
Infrastructure Group	1,351	875	-
Total depreciation and amortization	$ 5,437	$ 3,463	$ 1,882
Capital expenditures:			
Federal Group	$ 5,941	$ 6,401	$ 2,258
International Group	1,248	332	519
IT, Energy and Management Consulting Group	419	75	99
Infrastructure Group	247	34	-
Corporate	2,161	1,889	2,742
Total capital expenditures	$ 10,016	$ 8,731	$ 5,618
Total assets:			
Federal Group	$145,786	$ 74,204	$ 40,670
International Group	47,331	49,438	33,541
IT, Energy and Management Consulting Group	17,258	3,860	4,174
Infrastructure Group	17,933	14,885	-
Corporate	47,658	29,384	20,150
Total assets	$275,966	$171,771	$ 98,535

Revenues are net of inter-segment eliminations. Corporate/unallocated expenses are primarily selling, general and administrative expenses not allocated to segments. Corporate assets are primarily cash and fixed assets.

Customer Information

We are engaged principally in providing engineering, design, logistics, management and technical services to the Government, other Government prime contractors, and commercial entities. The largest customer for our services is the U.S. Department of Defense ("DoD"), including agencies of the U.S. Navy, Army, and Air Force. Our revenue by customer is as follows (in thousands):

	2008		2007		2006	
Customer	Revenues	%	Revenues	%	Revenues	%
U.S. Army/Army Reserve	$625,237	59.9	$344,296	52.7	$174,473	48.0
U.S. Navy	195,792	18.8	189,534	29.0	164,788	45.3
U.S. Air Force	10,720	1.0	4,628	0.7	4,579	1.2
Total - DoD	831,749	79.7	538,458	82.4	343,840	94.5
Department of Transportation	89,873	8.6	30,977	4.7	-	0.0
Department of U.S. Treasury	57,021	5.5	55,020	8.4	2,392	0.7
Department of Interior	19,156	1.8	1,053	0.2	-	0.0
Department of Energy	12,812	1.2	10,537	1.6	9,420	2.5
Other government	29,748	2.9	11,427	1.8	5,683	1.6
Total - Federal Civil Agencies	208,610	20.0	109,014	16.7	17,495	4.8
Commercial	3,376	0.3	5,692	0.9	2,399	0.7
Total	$1,043,735	100.0	$653,164	100.0	$363,734	100.0

We do not measure revenue or profit by product or service lines, either for internal management or external financial reporting purposes, because it would be impractical to do so. Products offered and services performed are determined by contract requirements and the types of products and services provided for one contract bear no relation to similar products and services provided on another contract. Products and services provided vary when new contracts begin or current contracts expire. In many cases, more than one product or service is provided under a contract or contract task order. Accordingly, cost and revenue tracking is designed to best serve contract requirements and segregating costs and revenues by product or service lines in situations for which it is not required would be difficult and costly to both us and our customers.

(13) Capital Stock

Common Stock

Our common stock has a par value of $.05 per share. Proceeds from the issue of the common stock that is greater than $.05 per share is credited to additional paid in capital. Holders of common stock are entitled to one vote per common share held on all matters voted on by our stockholders. Stockholders of record are entitled to the amount of dividend declared per common share held.

(14) ESOP/401(k) Plan and Profit Sharing Plan

We have an ESOP/401(k), the VSE Corporation ESOP/401(k) Plan (the "Plan"), that allows employees meeting certain age and service requirements to contribute a portion of their salary to certain investment trusts. Under the terms of the plan, employer 401(k) contributions are made on behalf of the eligible employee participants based on the employees' 401(k) payroll deferrals. Effective January 1, 2007, the plan was amended to incorporate the Safe Harbor method of meeting nondiscrimination requirements of the Internal Revenue Code. Beginning with the 2007 plan year, the employer contribution is equal to 100% of the employee deferral on the first 3% of the employee pay deferred and 50% of the employee deferral on the next 2% of the employee pay deferred. Our expense associated with this plan for 2008, 2007, and 2006 was approximately $1.9 million, $1.4 million, and $584 thousand, respectively. The increase in our expense in 2008 and 2007 as compared to 2006 was due to: (1) an increase in the number of employees receiving an employer contribution as a result of new employees hired and the eligibility of Energetics' employees to receive employer contributions; and (2) the change in the rate of employer contributions associated with the use of the Safe Harbor method of meeting nondiscrimination requirements in 2008 and 2007.

Prior to April 1, 1999, we made contributions under this plan into an ESOP trust which purchased VSE common stock on behalf of employees who met certain age and service requirements and were employed at the end of the plan year. Subsequent to April 1, 1999, the ESOP contributions were discontinued and replaced by employer 401(k) contributions. The ESOP/401(k) plan held 95,499 shares and 446,978 shares of VSE common stock as of December 31, 2008 and 2007, respectively. Such shares receive dividend payments and are included in the weighted average shares for earnings per share calculations.

In 2008, we decided that employees should have an opportunity to diversify their VSE common stock in their 401(k) accounts held in the VSE Corporation Employee ESOP/401(k) Plan beginning with our 2008 Plan year. In January 2008, employees were notified that they may elect to transfer any portion of their 401(k) accounts that is invested in VSE common stock from that investment into another investment alternative under the Plan. This right extends to all of VSE common stock held under the 401(k) portion of the Plan. In addition, we have decided to terminate and liquidate the ESOP portion of the VSE Corporation Employee ESOP/401(k) Plan and, as elected by the employees, either distribute VSE common stock held in the ESOP accounts to the employees or rollover such VSE common stock into an Individual Retirement Account or employee plan selected by the employee. ESOP shares were distributed to employees in the third quarter of 2008.

Energetics maintains a profit sharing plan for its employees. All employees who have completed two years of service are members of the profit sharing plan. At its discretion, Energetics may make contributions to the plan. The plan expense for 2008, 2007, and 2006 was $240 thousand, $227 thousand, and $412 thousand, respectively.

ICRC sponsors a 401(k) profit sharing plan covering all ICRC regular status employees. To be eligible to participate in the plan, an employee must have completed one month of service with ICRC. The discretionary employer contributions are immediately vested. The amount charged to operations for employer contributions for 2008 and the post acquisition period of 2007 was approximately $286 thousand and $378 thousand, respectively.

G&B maintains a defined contribution retirement plan (the "Plan"), established under the provisions of Internal Revenue Code Section 401(k), covering substantially all employees. Participants may make voluntary contributions up to the maximum amount allowable by law. G&B matches a percentage of the amount contributed by each participant to comply with safe harbor methods. At its discretion, G&B may make an additional profit sharing contribution for participants who have completed one year of service. The amount charged to operations for employer contributions during the post acquisition period of April, 2008 through December 31, 2008 was approximately $334 thousand.

(15) Fair Value Measurements

On January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements," which defines fair value, establishes a market-based hierarchy for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements.

The fair-value hierarchy established in SFAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1 - Observable inputs - quoted prices in active markets for identical assets and liabilities;

Level 2 - Observable inputs other than the quoted prices in active markets for identical assets and liabilities - includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Level 3 - Unobservable inputs - includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

Included in other long-term assets as of December 31, 2008 is approximately $3.3 million of investments we hold in a trust related to a non-qualified benefit plan. We determined the fair value of these assets and corresponding liability using the Level 1 methodology. We have an offsetting deferred compensation liability for this plan. As such, we do not have income statement volatility as a result of fluctuations in the value of the plan's investments.

(16) Selected Quarterly Data (Unaudited)

The following table shows selected quarterly data for 2008 and 2007, in thousands, except earnings per share:

	2008 Quarters			
	1st	2nd	3rd	4th
Revenues	$188,723	$251,688	$306,811	$296,513
Gross profit	$ 5,907	$ 8,049	$ 9,021	$ 9,350
Net income	$ 3,598	$ 4,769	$ 5,309	$ 5,364
Basic earnings per share	$ .71	$ .94	$ 1.05	$ 1.05
Weighted average shares outstanding	5,059	5,066	5,076	5,088
Diluted earnings per share	$ .71	$ .94	$ 1.04	$ 1.05
Weighted average shares outstanding	5,087	5,095	5,100	5,104

	2007 Quarters			
	1st	2nd	3rd	4th
Revenues	$120,689	$159,644	$174,692	$198,139
Gross profit	$ 4,441	$ 5,679	$ 5,663	$ 7,430
Net income	$ 2,729	$ 3,547	$ 3,359	$ 4,467
Basic earnings per share	$ .57	$ .72	$ .67	$ .89
Weighted average shares outstanding	4,807	4,932	5,024	5,046
Diluted earnings per share	$ .56	$ .71	$ .66	$ .88
Weighted average shares outstanding	4,890	4,977	5,063	5,082

The fourth quarter 2007 operating results in the table presented above are misstated as a result of an error related to the accounting for a cost-plus incentive fee contract that understated quarterly revenues by $1.2 million, quarterly net income by $703 thousand and quarterly earnings per share by $0.14 per share. The effects of this error on all other periods are immaterial. For the year ended December 31, 2007, this error resulted in an understatement of revenues by $635 thousand, net income by $386 thousand and earnings per share by $0.08 per share.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Ernst & Young LLP, our independent registered public accounting firm, has issued an opinion on our internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm under Item 9(a) of this Annual Report on Form 10-K.

Change in Internal Controls

During the fourth quarter of fiscal year 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected these controls, or are reasonably likely to materially affect these controls subsequent to the evaluation of these controls.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of VSE Corporation

We have audited VSE Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). VSE Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, VSE Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 2, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, VA
March 2, 2009

ITEM 9B. Other Information

None.

PART III

Except as otherwise indicated below, the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance of General Instruction G(3) to Form 10-K and is incorporated herein by reference to our definitive proxy statement to be filed with the SEC not later than 120 days after December 31, 2008 in respect to the Annual Meeting of VSE's stockholders (the "Proxy Statement") scheduled to be held on May 5, 2009.

ITEM 10. Directors, Executive Officers and Corporate Governance

See Item 4 under the caption "Executive Officers of the Registrant," and the remaining information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the "Equity Compensation Plan Information" disclosed in Item 5(d) above, the information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the Proxy Statement.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

1. Financial Statements

The consolidated financial statements are listed under Item 8 of this report.

2. Supplemental Financial Statement Schedules

Schedules not included herein have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the consolidated financial statements, notes to the consolidated financial statements, or supplementary financial information.

3. **Exhibits**

See "Exhibit Index" hereinafter contained and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VSE CORPORATION

Date: February 27, 2009

By: /s/ M. A. Gauthier

M. A. Gauthier
Director, Chief Executive Officer, President and Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ M. A. Gauthier M. A. Gauthier	Director, Chief Executive Officer, President and Chief Operating Officer	February 27, 2009
/s/ T. R. Loftus Thomas R. Loftus	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2009
/s/ D. M. Ervine D. M. Ervine	Executive Chairman	February 27, 2009
/s/ C. M. Kendall Clifford M. Kendall	Director	February 27, 2009
/s/ C. S. Koonce Calvin S. Koonce	Director	February 27, 2009
/s/ J. F. Lafond James F. Lafond	Director	February 27, 2009
/s/ D. M. Osnos David M. Osnos	Director	February 27, 2009
/s/ J. D. Ross Jimmy D. Ross	Director	February 27, 2009
/s/ B. K. Wachtel Bonnie K. Wachtel	Director	February 27, 2009
/s/ R. E. Eberhart Ralph E. Eberhart	Director	February 27, 2009

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
2.1	Plan of acquisition, reorganization, arrangement, liquidation or succession Share Purchase Agreement, dated as of June 4, 2007, by and among VSE Corporation, Koniag, Inc., Koniag Development Corporation, Nancy Ellen Lexo Living Trust, James W. Lexo, Jr., and Integrated Concepts and Research Corporation (Exhibit 2.1 to Form 8-K dated June 4, 2007)	*
2.2	Share Purchase Agreement, dated as of April 14, 2008, by and among VSE Corporation, Linda Kay Berdine Revocable Trust, Linda K. Berdine and G&B Solutions, Inc. (Exhibit 2.1 to Form 8-K dated April 14, 2008)	*
3.1	Certificate of incorporation and by-laws Restated Certificate of Incorporation of VSE Corporation dated as of February 6, 1996 (Exhibit 3.2 to Form 10-K405 dated March 25, 1996)	*
3.2	By-Laws of VSE Corporation as amended through December 17, 2008 (Exhibit 3.1 to Form 8-K dated December 17, 2008)	*
4.1	Instruments defining the rights of security holders, including indentures Specimen Stock Certificate as of May 19, 1983 (Exhibit 4 to Registration Statement No. 2-83255 dated April 22, 1983 on Form S-2)	* +
10.1	Material contracts Employment Agreement entered into as of December 10, 1997, by and between VSE Corporation and Craig S. Weber (Exhibit VIII to Form 10-K dated March 7, 2001)	* +
10.3	Employment Agreement entered into as of June 3, 1999, by and between VSE Corporation and James M. Knowlton (Exhibit V to Form 10-K dated March 15, 2000)	* +
10.4	Employment Agreement dated as of March 10, 2004, by and between VSE Corporation and Thomas G. Dacus (Exhibit 10.1 to Form 10-Q dated April 28, 2004)	* +
10.5	Employment Agreement dated as of July 1, 2004, by and between VSE Corporation and Thomas R. Loftus (Exhibit 10.1 to Form 10-Q dated July 30, 2004)	* +
10.6	Business Loan and security Agreement dated August 14, 2007 among VSE Corporation, Energetics Incorporated, VSE Services International, Inc., Integrated Concepts and Research Corporation and Citizens Bank of Pennsylvania	Exhibit 10.1
10.7	First Amendment to Business Loan and Security Agreement dated as of May 21, 2008 among VSE Corporation, Energetic Incorporation, VSE Services International, Inc., Integrated Concepts and Research Corporation, G&B Solutions, Inc. and Citizens Bank of Pennsylvania	Exhibit 10.2
10.8	Employment Agreement dated as of April 22, 2008, by and between VSE Corporation and Maurice G. Gauthier (Exhibit 10.1 to Form 8-K dated April 22, 2008)	* +
10.9	Transition Agreement dated as of April 22, 2008, by and between VSE Corporation and Donald M. Ervine (Exhibit 10.2 to Form 8-K dated April 22, 2008)	* +

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
10.10	Severance and Mutual Protection Agreement dated as of November 7, 2008 by and between VSE Corporation and Thomas M. Kiernan	Exhibit 10.3
10.11	Statement of Amendment Number One to the Transition agreement, dated December 30,2008 between VSE Corporation and Donald M. Ervine (Exhibit 10.1 to Form 8-K dated January 6, 2009)	* +
10.12	Statement of Amendment Number Two to the Transition Agreement, dated December 31, 2008, between VSE Corporation and Donald M. Ervine (Exhibit 10.2 to Form 8-K dated January 6, 2009)	* +
10.13	VSE Corporation Deferred Supplemental Compensation Plan effective January 1, 1994 as amended by the Board through March 9, 2004 (Exhibit 10.2 to Form 10-Q dated April 28, 2004)	* +
10.14	VSE Corporation 2004 Stock Option Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	* +
10.15	VSE Corporation 2004 Non-employee Directors Stock Plan (Appendix C to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	* +
13.1	Annual report to security holders, Form 10-Q or selected quarterly data	Exhibit 13
21.1	Subsidiaries of the Registrant	Exhibit 21
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm	Exhibit 23.1
31.1	Section 302 CEO Certification	Exhibit 31.1
31.2	Section 302 CFO and PAO Certification	Exhibit 31.2
32.1	Section 906 CEO Certification	Exhibit 32.1
32.2	Section 906 CFO and PAO Certification	Exhibit 32.2
99.1	Audit Committee Charter (as adopted by the Board Of Directors of VSE Corporation on March 9, 2004 (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004	*

*Document has been filed as indicated and is incorporated by reference herein.
+Indicates management contract or compensatory plan or arrangement.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

	Jurisdiction of Organization
Energetics Incorporated	Maryland
G&B Solutions, Inc.	Virginia
Integrated Concepts and Research Corporation	District of Columbia
VSE Services International, Inc.	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of our reports dated March 2, 2009, with respect to the consolidated financial statements of VSE Corporation and subsidiaries and with respect to the effectiveness of internal control over financial reporting of VSE Corporation included in this Annual Report (Form 10-K), for the year ended December 31, 2008:

Name	Registration Number	Date Filed
Registration Statements on Form S-8		
2006 Restricted Stock Plan	333-134285	5/19/2006
2004 Stock Option Plan and 2004 Non-employee Directors Stock Plan	333-115218	5/6/2004

/s/ Ernst & Young LLP

McLean, Virginia
March 2, 2009

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, M. A. Gauthier, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 3, 2009

/s/ M. A. Gauthier

M. A. Gauthier
Chief Executive Officer, President
and Chief Operating Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, T. R. Loftus, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 3, 2009

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as President, Chief Executive Officer and Chief Operating Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) our Annual Report on Form 10-K for the year ending December 31, 2008 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in our Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 3, 2009

/s/ M. A. Gauthier

M. A. Gauthier
Chief Executive Officer, President
and Chief Operating Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Executive Vice President and Chief Financial Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) our Annual Report on Form 10-K for the year ending December 31, 2008 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in our Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 3, 2009

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer

Proud of Our Past. Excited About Our Future.

VSE Corporation achieved two major milestones for this reporting period. On January 22, 2009—VSE celebrated its 50th anniversary. To crown that accomplishment, we had record revenues of more than $1 billion. This is about a 60% increase from our record revenues of $653 million last year. Because of these 2008 accomplishments, VSE was showcased by Government Executive Magazine as the #1 Best Defense Contractor (Small) in America; Business Week's #6 Hottest Growing Company in the U.S.; and the Washington Post listed VSE as the #2 climber for industry in the Washington, D.C. metro area. For the first time VSE (NASDAQ Global Select Market: VSEC) stock was added to the Russell 3000®, Russell 2000®, and Russell MicroCap Indexes.


"Nasdaq:
VSEC"

In April 2008, we acquired G&B Solutions, Inc. of Reston (VA). G&B is a diversified information technology and management consulting provider to government agencies. G&B's expertise lies in enterprise architecture development, information assurance/business continuity, program and portfolio management, network IT services and systems design and integration. Cash paid at closing for G&B was approximately $19.5 million, with the potential for additional payments of up to approximately $4.2 million if certain financial targets are met during the first three years after the acquisition.

VSE has also been substantially expanding services during 2008 in: Birmingham (AL); Texarkana (AR); China Lake (CA); Tampa (FL); Albany and Fort McPherson (GA); Mountain Home Air Force Base (ID); Hamel (IL); Kuwait; Fort Devens (MA); Adelphi (MD); Marine Corps Air Station New River(NC); Broken Arrow and Oklahoma City (OK); Chambersburg and Letterkenny Army Depot (PA); Romania; Gatesville and Poteet (TX); Ogden (UT); Arlington and Reston (VA); Whidbey Island (WA) and Fort McCoy (WI).


HOT GROWTH COMPANIES
BusinessWeek
6th VSE
HOT GROWTH: THE TOP 50

Corporate Profile

VSE Corporation is the Federal services company of choice for solving issues of global significance with agility, integrity and value. VSE is dedicated to making our clients successful by delivering talented people and innovative solutions for:

- **Program Management** — Specializing in complete management services including systems integration, planning, evaluation, procurement and contracts.
- **Logistics** — Multi-dimensional functions that support one service task/equipment system such as true field support, supply chain management or warehouse management.
- **Engineering and Refurbishment** — Conceptual design, engineering of equipment /facilities for fabrication specializing in equipment sustainment, efficiency and advanced technologies.
- **IT Services** — Complete enterprise architecture; data mining; public protection/security, and technical and software engineering for systems and standards development, assessments and reviews.
- **Construction Management** — Development planning, preparation, permitting, feasibility studies, procurement/contracts, and for major complexes as well as civil works projects.
- **Consulting** — Professional competencies in technology roadmaps and solutions, policy impacts, analysis, cyber-security and infrastructure protection and mitigation measurements.

Headquartered in Alexandria, Virginia, VSE and its wholly-owned subsidiaries employ more than 1,920 personnel (an increase from about 1,223 in 2007) supporting clients from more than 40 locations across the United States and around the world. VSE is proud of its continued growing support to the U.S. military, navies of allied nations and federal and civil agencies. We strive to provide our customers with competitive, cost effective solutions to specific problems.

Stockholder Inquiries

VSE is an employee and publicly owned company, and its shares are traded on the NASDAQ Global Select Market under the symbol VSEC. Inquiries about stock ownership, dividends, and stockholder changes of address may be directed to our Transfer Agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-1340, or to VSE at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, Attention: Corporate Secretary, Telephone (703) 329-4770.

Further information about VSE and its subsidiaries is available at www.vsecorp.com; www.icrcsolutions.com; www.gbsolutionsinc.com and www.energetics.com.

Financial Highlights



Revenues ($M)
1,043.7
653.2
363.7
280.1
216.0
'04 '05 '06 '07 '08
YEAR



Net Income ($M)
19.0
14.1
7.8
6.2
3.4
'04 '05 '06 '07 '08
YEAR



Earnings Per Share Diluted ($)*
3.74
2.82
1.61
1.29
0.75
'04 '05 '06 '07 '08
YEAR



Stockholders' Investment ($M)
76.1
56.4
38.2
30.2
23.0
'04 '05 '06 '07 '08
YEAR



Funded Backlog ($M)
567
408
299
276
168
'04 '05 '06 '07 '08
YEAR



Number of Employees
1,920
1,223
857
716
625
'04 '05 '06 '07 '08
YEAR



Dividends Per Share ($)*
0.175
0.155
0.135
0.115
0.095
'04 '05 '06 '07 '08
YEAR



Stock Price, End of Year ($)*
48.84
39.23
21.05
16.95
12.59
'04 '05 '06 '07 '08
YEAR

Income Statement Data (in thousands, except share data)

Year ended December 31	2008	% Change	2007
Revenues	$ 1,043,735	59.8%	$ 653,164
Net income	19,040	35.0%	14,102
Earnings per share (diluted)	3.74	32.6%	2.82
Weighted average shares (diluted)	5,096,186	1.8%	5,003,675

Balance sheet data (in thousands, except percentages)

December 31	2008	% Change	2007
Total assets	$ 275,966	60.7%	$ 171,771
Working capital	24,179	-2.3%	24,756
Stockholders' equity	76,123	35.0%	56,376
Return on equity	33.8%	-8.4%	36.9%

Operational and Financial Information



After experiencing significant growth in revenues, earnings and backlog the past several years, VSE continued to perform at a record pace and generated an even better financial performance during 2008. Based on our $1 billion plus revenues in 2008, Federal Group generated about 64% of our revenues; International contributed 21%; IT/Energy and Management Consulting efforts resulted in 5% of our revenues and our Infrastructure Group provided 10% of the total.

Our funded backlog as of December 31, 2008 was about $567 million. Funded backlog for government contracts represents a measure of our potential future revenues and is defined as the total value of the contracts that have been appropriated and funded by the procuring agencies, less the amount of revenues that have already been recognized on such contracts..

In 2007 cash dividends were declared quarterly at the annual rate of $.14 per share through March 31, 2007, and at the annual rate of $16 per share commencing June 11, 2007. In 2008 cash dividends were declared quarterly at the annual rate of $.16 per share through March 31, 2008, and at the annual rate of $.18 per share commencing June 3, 2008.

2008: Trends Toward Growth

Over the previous five years the VSE management team delivered increased revenues and net income, increases in stockholders' equity, dividends and funded backlog, and an increase in total employees. Calendar year 2008 continued the upward trend with significant growth in all of the performance indicators mentioned above. VSE's management team and employees are commended for another outstanding year.

Late in 2007, the VSE Board of Directors initiated action to transition the executive leadership of VSE to a new Chief Executive Officer. A search was conducted and after several months of careful consideration, the Board selected Maurice (Mo) Gauthier to succeed me. During the search period, a detailed transition plan was developed and the plan has been executed over the past 11 months. The purpose of the lengthy transition plan was to ensure that we did not interrupt the successful strategies that have worked in the past for VSE, so they could be carried into the future. The transition has been successful, and the company is well











positioned to gain new customers and employees in the years ahead. Mo Gauthier has the knowledge and experience to take VSE to the next level, while meeting the challenges that will come in the future.

VSE's strategy for continued growth in the DoD/Federal market place is sound and will continue, in my view, to produce favorable results over the long-term. That being said, it is important that the VSE management team stay tightly focused on growing and managing the current business, while targeting and maximizing the opportunities that will be presented in an economy that is currently being challenged from many different directions.

I take this opportunity to thank the VSE Board of Directors, the VSE management team, employees and VSE stockholders for granting me the privilege of being a part of your team over the last 26 years. It has truly been a wonderful experience that I will cherish forever.

Sincerely,

Donald M. Ervine
Executive Chairman of the Board

March 2009



2008 Milestones

This year, VSE celebrates its 50th year. I am pleased to announce that we experienced a very successful year, with revenues topping one billion dollars for the first time with record earnings of about $19 million ($3.74 per share diluted) and a return on equity of 33.8%.

50 years ago, our founder, John Toomey, established VSE as a federal government services company. Since then, we have adhered to the principles of integrity, agility and value, as we provide outstanding service to our expanding list of clients. Today, with the new administration firmly in place with "change" as its foundational objective, we believe where there is change there is opportunity, and where there is great change, there is even greater opportunity.



VSE's Leadership

Under Don Ervine's inspirational leadership, VSE began deliberately and incrementally positioning itself to capitalize on shifting national priorities during the mid 90's with the acquisition of Energetics. Several years ago, he led the acquisition of ICRC, followed quickly by G&B Solutions last year. The net effect of these moves has been to gradually increase the share of business into the branches of government beyond the Department of Defense. At year's end, 20% of our business came from the Department of Transportation, the Department of the Treasury, the Department of Energy, the Department of the Interior, and many other governmental agencies. We are on a path to continually expand our share of that work by small but achievable increments over the next several years.

Also under Mr. Ervine's leadership, VSE anticipated the winding down of the war in Iraq and the repositioning of people and material to Afghanistan and to the United States. Billions of dollars of Army and Marine Corps equipment is now in need of restoration because the shifting national priorities will simply not support replacing the equipment with new equipment. Over the past three years, VSE has added more than 500 employees to restore this equipment for the Army, and we will continue to grow this business as future needs arise.











Integrity, Agility and Value

Our "Integrity, Agility and Value" will continue to guide the company through the changing and challenging times ahead, and I will continue to place customer satisfaction at the top of VSE's list of priorities. I am most pleased at our unwavering commitment to serve clients. It sets us apart and above our competitors. I like to think of that commitment as the VSE Culture of Service. We don't need to talk about it...we just expect it from one another.

I conclude by restating my belief that the "change" we hear about from the new administration favors VSE. Change opens doors; it presents opportunities to demonstrate our value and capabilities to new clients. We will be aggressive in our pursuit of new business, and I am excited by the challenges ahead. We have the right team in place, the correct operating model, and we are fully committed to executing the right plan going forward as a team of skilled professionals focused on the common goal of success.

I am proud to lead this company into the future and continue the tradition of honor, excellence and service we are known for.

We welcome your comments and suggestions.

M. E. Gauthier
CEO/President/COO

March 2009


Center of Excellence
Ladysmith
Paint & Maintenance

Board of Directors

Ralph E. Eberhart
General, USAF (Ret.)
President, Armed Forces Benefit Association
Chairman and Director of
5Star Bank/Life/Funds/Investments

Maurice E. Gauthier (not pictured)
President and CEO/COO
VSE Corporation
(appointed in February 2009)

Clifford M. Kendall
Private Investor and
Chairman of the Board of Regents
of the University System of Maryland

Calvin S. Koonce, Ph.D.
Chairman, Koonce Securities, Inc.
Securities Broker/Dealer

Bonnie K. Wachtel
Vice President and General Counsel,
Wachtel & Co., Inc.

Donald M. Ervine
Executive Chairman of the Board,
VSE Corporation

David M. Osnos, Esq.
Of Counsel
Arent Fox LLP
Attorneys-at-Law

Jimmy D. Ross
General, USA (Ret.)
Senior Logistics Consultant,
Cypress International, Inc.

James F. Lafond, CPA
Retired Executive; formerly
Washington Area Managing Partner,
PricewaterhouseCoopers LLP


VSE CORPORATION

VSE Corporation is the federal services company of choice for solving issues of global significance with agility, integrity and value. VSE is dedicated to making our clients successful through the effective use of highly experienced people, systems, and technology in program management, logistics and equipment refurbishment, engineering, IT services, construction program management and consulting. In helping others succeed, we increase stockholder value by capturing new work, exceeding our customers' expectations, increasing our technical competence, affording more employment opportunities and building great industry teammates.

Our reputation for success and our quality management system are based on self-governance, openness and honesty in everything we do. The foundation of our success is also based on highly experienced leadership, state-of-the-art IT communications, teamwork and motivation.

VSE has more than 50 years of experience as a preferred provider of professional support services to a diverse customer base. VSE specializes in reducing costs and improving the reliability of systems and equipment. VSE evolves along with the needs of the federal and civil governments while remaining true to our roots as a value engineering firm.

VSE's policy is to provide only products and services of the highest quality to meet the expectations and requirements of our customers on time and at a fair price. VSE's quality management system is registered to the ISO 9001:2000 standard.

NASDAQ: VSEC **ISO 9001:2000**

Celebrating 50 years of Excellence


VSE CORPORATION


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001


00

President (incoming), Michael E. Hamerly
President (outgoing), James M. Knowlton

In July 2008, we were awarded a prime contract to support aircraft maintenance for the Air Force Contract Field Teams (CFT) Program with a maximum ceiling of about $10.12 billion. A new office in Oklahoma City was opened to focus on this effort for rapid deployments and long-term support services and expand our work for the Air Force. We are also a subcontractor on six prime contracts which will allow us to support Warner Robbins-Air Logistics Center (GA) on the Future Flexible Acquisition and Sustainment Tool (F2AST) contract that will provide lifecycle and modernization sustainment support to the U.S. Air Force. This multi-awarded contract has a 10-year $6.9 billion ceiling.



We recently established a boiler and pressure vessel inspection service business unit. In addition to inspecting Naval Facilities, we are a National Board Authorized Inspection Agency certified to do public and commercial inspections.



We are very proud of the "first-of-its-kind" virtual-electronic classroom we developed in Taiwan during 2008 to train sailors as part of the ongoing support for four ex-USS KIDD (DDG 993) class ships that were transferred several years ago. This training model is transferrable to other countries and ship class platforms.

Other 2008 highlights include:

- First time support to Romania in the installation and testing of a coastal surveillance system comprising short and long range radars and a communications/electronic emissions sensor system.
- Hosted a Naval Value Stream Analysis to establish a more efficient process for transferring FFG 7 class ships to foreign navies.
- In Egypt, approximately 94 VSE employees and subcontractors support the Egyptian Navy's ex-U.S. Navy Frigates, Guided Missile Frigates and Mine Hunters. VSE provides a depot repair team that performs industrial planning and complex repairs to these ships; provides management and contracting for rebuilding the infrastructure that supports ship maintenance and repairs and is developing a cadre of skilled local technicians through the Egyptian Naval Industrial Training program.
- Teamwork efforts with a more streamlined modeling process combining our business units in fleet maintenance and ship waterfronts.
- Expansion of our diagnostics and prognostics offerings for U.S. Army ground units.
- Augmentation of our core base of work by emphasizing growth on the Treasury Seized Property Management Program to include potential target cost adjustments for the years 2007 and 2008.
- We are continuing our support at NSWC Indian Head Division, MD to the CAD/PAD Joint Program Office and Demilitarization/Decontamination contracts. We are working with Navy and Army agencies on Demilitarization processes for munitions end items as well as initiatives for a defense wide assessment process for the munitions stockpile and with the U.S. Congress to highlight the need to reinvigorate a national effort for advancing the science and technology for all facets of explosives and propellants (research & development; manufacturing processes; detection; forensics; modeling and simulation of blast effects; support of the intelligence community; and, needs of Department of Homeland Security).
- We were awarded a contract allowing us to bid on emergent repair work for the U.S. Army's two LSVs and two LCUs that are forward deployed to (home ported in) Kuwait thus increasing our support to our warriors in South West Asia





In our ship transfer work we are well underway on planning for the Chilean project, the transfer of ex-USNS ANDREW J HIGGINS (TAO-190). We also have been planning an industrial work package in Mexico for ex-USS STEIN (FF-1065). Based on congressional approval of certain ship transfers, we expect to increase our ship transfers in 2009 and possibly future years.



We are energized by our organizational changes that allow us to take full advantage of the Executive Team's guidance on revitalizing our business processes and marketing our full capabilities. This has allowed us to enhance our proven model of performing projects with integrity, agility and value built in. We really are extremely proud of our past and very excited about our future.

Federal Group













President, Thomas G. Dacus

Our Army Reserve RESET/Refurbishment services continued to grow significantly during 2008 with new operations being established this past year in Texarkana (AR), Hamel (IL), Gatesville and Fort Hood (TX). We also opened our first Center of Excellence in Ladysmith (VA) which is our flagship for complete state-of-the-art equipment refurbishment/repair and upgrading.

Our major focus for Federal Group during 2008 has been expanding our services in Southwest Asia. We introduced the Tanker Ballistic Protection System in 2004 to our forces in Iraq and finished the project recently completing more than 1,500 fuel tankers. This program preceded the launch of our Field Support Services initiative in 2007 to provide worldwide field maintenance, logistic support and technical advisory services for a wide variety of mine-clearing vehicles and equipment. Although there were various contractors in the area performing similar work, VSE quickly became the "go to" experts in intermediate and depot-level maintenance for these vehicles. VSE's willingness to travel with units, in need of this expertise, at a moment's notice, in austere environments, coupled with the low turnover rate of our motivated team, solidified the value of our contributions.

Because of this stellar reputation, in 2008 the Letterkenny Army Depot as the Tank-Automotive and Armaments Command agent for Assured Mobility Systems, selected us to serve as the prime contractor on an award of approximately $194 million to establish a 950,000-square foot, depot level, refurbishment complex in Kuwait for modernizing and improving the U.S. military's wheeled vehicles used for defense against roadside mines and improvised explosive devices.

At the beginning of 2009, an additional task of approximately $389 million was awarded on behalf of the US Army Program Executive Office Combat Support and Combat Service Support Systems, to provide rapid turn-around of repaired military assets, to the combat soldier in theater.

Our Southwest Asia expansion is just the tip of the iceberg on what Federal Group can accomplish internationally.

I want to extend a special appreciation to our managers and employees who have been and are continuing to deploy to multiple theaters of operations, shadowing our warfighters, providing superior equipment maintenance, refurbishment and sustainment. They are serving in harm's way freely and tirelessly, and have earned our respect and gratitude.

Our commitment to "serving those who serve" doesn't stop there. We strategically recruit veterans and reservists because they bring discipline, responsibility, training and qualifications to the VSE workforce. Further, in 2008 we began registering our jobs on a data base that goes directly to all reserve component soldiers nationwide.

As part of our strategic plan, we are transitioning our marketing away approach toward a functional and regionalize structure. We are still doing the same mission requirements on a local level, but, because of our increasing size, we are competing for more complex and regional work. Our strategies have improved business opportunity communications to all our VSE Groups and Divisions. This corporate-wide, consolidated team marketing approach benefits all, while building unity within the company.

Despite many challenges during 2008, Federal Group exceeded all goals and expectations. Hard work, integrity, ingenuity, commitment and being a true value added supporter to our clients, by our dedicated workforce were the driving factors behind our record revenues and profit. That effort will continue throughout2009 and the outyears.

President, Jim Reed

2008 was the largest growth year ever for Energetics Incorporated with $19.3 million in revenue, a substantial increase from 2007's $14.5 million. VSE's newly acquired subsidiary G&B Solutions had a banner year as well with revenues exceeding $30.6 million from the acquisition date of April 14, 2008.

G&B is an established information technology provider to many government agencies, including the Departments of Interior, Homeland Security, Labor, Agriculture, and Housing and Urban Development, the Pension Benefit Guaranty Corporation, and the National Institutes of Health. G&B's core expertise lies in enterprise architecture development, information assurance/business continuity, program and portfolio management, network IT services and systems design and integration.

A major contributor to this growth was the establishment in June 2008 and full staffing (13 persons) of our new Arlington (VA) office. We opened this office to support our newest client, the Executive Management Office in the U.S. Department of Homeland Security. Most of our work in Arlington has been addressed to infrastructure protection, and has included policy analysis, development of information sharing mechanisms and processes, and partnership-building activities with the private sector. This successful venture has been managed by Energetics vice president Jim Carey.

Growth occurred in all of Energetics' five business areas. In particular, we expanded our work in support of the U.S. Department of Energy's Office of Energy Efficiency and Renewable Energy and Office of Electricity Delivery and Energy Reliability, and our technical work for the U.S. Commerce Department's National Institute of Science and Technology, where we support the U.S. Measurement System.

This past summer Energetics also began work on a new energy efficiency and renewable energy contract we were awarded in a joint venture with a small business. We are still in the building process to maximize the value of this five-year technical services contract to our client's high-national-priority programs.

One thing of note I'd like to mention is the great corporate teamwork initiatives and guidance. The VSE IT and accounting assistance we've been receiving is invaluable. We are also grateful that we have access to the new corporate general counsel and have been combining human resource efforts with very proven results.

We are also happy with the establishment of a formal VSE business development capture center which has been very positive in giving us structure with a more rigorous process, assuring us more warning and lead time in getting that extra edge.

We have been putting down firm roots and if we continue to perform at this level we believe we will make our growth goals. We need to show people we can operate at this level.

I believe that our management and IT consulting teams are very well positioned and we look forward to the journey ahead.









Infrastructure Group









Carl Williams, President

In creating a clear vision for the future through the newly adopted strategic planning process, we set our sights on increasing our share of the federal civil market. The first step toward this goal was concentrating our business efforts into well-defined lanes, specifically concentrating on construction management services as our one core business area; the second being the adopting of an embedded support model.

2008 represented a year of significant change to the Infrastructure Group. ICRC, having been acquired by VSE in 2007, came to us with three core markets: Information Technology, Engineering/Technical Services and Program/Project Construction Management. Recognizing the importance of the growing market in infrastructure modernization, upgrade and new construction—we have concentrated ICRC's efforts on Program/Project Construction Management by moving the information technology work to G&B Solutions and the engineering/technical services to Federal Group. Additionally we streamlined and refocused our business development and management team to better support this single market by selectively moving resources to other areas within VSE and hiring more expertise in the program construction management field. We continued the integration of ICRC's back office functions into VSE successfully completing the conversion to CostPoint™ in December 2008.

The transformation has gone quite well, especially in leveraging the ample VSE core resources to get the transformation completed while maintaining rock steady focus on our existing clients and employees. Even though we farmed several business areas to other VSE Groups, our revenues have grown; exceeding $100 million in 2008 and we have managed to find roles for almost all the transitioning employees in other VSE groups. Our most valuable resource is our employees and they are directly responsible for the success of the group this year!

The embedding of expertise in each of the groups increases our agility and ability to get things done quicker for our customer. The embedded model also provides the resources we need to quickly adapt to the ever changing marketplace while simultaneously maintaining the required oversight and compliance. In our experience to date the embedding process has also leveraged the considerable talents and experience within VSE to rapidly communicate and bring resources to bear to solve problems or support emergent initiatives.

2008 has been a year of positive transformation for the Infrastructure Group while continuing our revenue and profit growth. We are well positioned to continue this growth in 2009.

Post 200 SPECIAL SECTION | THE AREA'S TOP COMPANIES
INSIDE WASHINGTON BUSINESS

The Washington Post

DISTRICT & MARYLAND FINAL

MONDAY, MAY 12, 2008



Post
200

The Region at a Glance



VSE Corp.

2550 Huntington Ave
Alexandria, Va. 22303
703-960-4600
www.vsecorp.com
Founded, 1959
Chairman and CEO: Donald M. Ervine
EVP: James M. Knowlton
Employees (local): 1,223 (450)

VSE's basic business is to refurbish old, decommissioned Navy ships and sell them to the military and foreign countries. Two deals with the Army — one to provide technical support services in tracking improvised explosive devices and another to do maintenance and logistics work for equipment in Iraq and Afghanistan — boosted its revenue by nearly $500 million for the past two years. In 2007, the company acquired Integrated Concepts and Research, a technical and management services company.

PUNCTURE PROOFING: The company has a $100 million contract to spray a polyurethane-based ballistic coating on fuel tankers used in Iraq. If the tanker is hit by a small arms round, the coating seals the metal so the fuel cannot leak and ignite.

GOVERNMENT AND PROFESSIONAL SERVICES

Rank	Company	Revenue
[illegible]	DynCorp International Inc.	$2,082.3
[illegible]	Watson Wyatt Worldwide Inc	1,446.5
[illegible]	Maximus Inc.	738.6
[illegible]	ICF International Inc.	727.1
[illegible]	GTSI Corp.	723.5
[illegible]	VSE Corp.	653.7
[illegible]	Corporate Executive Board Co.	532.7
[illegible]	Stanley Inc.	409.4
[illegible]	Advisory Board Co.	189.8
[illegible]	Versar Inc.	102.7

VSE Corporation

#1 Top U.S. Defense Contractor (small)

2008

GOVERNMENT
EXECUTIVE.COM


VSE CORPORATION

2550 Huntington Avenue
Alexandria, Virginia 22303-1499
www.vsecorp.com
email: info@vsecorp.com
(703) 960-4600
(800) 455-4873


ENERGETICS
A Subsidiary of VSE Corporation

7067 Columbia Gateway Drive, Suite 200
Columbia, Maryland 21046
www.energetics.com
(410) 290-0370


G&B
Solutions, Inc.

1861 Wiehle Avenue, Suite 200
Reston, Virginia 20190
www.gbsolutionsinc.com
(703) 883-1140


ICRC

2550 Huntington Avenue
Alexandria, Virginia 22303
www.icrcsolutions.com
(703) 519-9910